                              [LOGO OF ESB BANK]


                        [PHOTO OF ESB BANK APPEARS HERE]




                                                                   ESB FINANCIAL
                                                                   CORPORATION

                                                                      2000

                                                                    A N N U A L

                                                                    R E P O R T

Table of Contents
             Consolidated Financial Highlights...................................................................  1
             Letter to Shareholders..............................................................................  3
             Selected Consolidated Financial Data................................................................  6
             Management's Discussion and Analysis of
                   Financial Condition and Results of Operations.................................................  7
             Consolidated Financial Statements...................................................................  22
             Notes to Consolidated Financial Statements..........................................................  27
             Report of Independent Auditors......................................................................  51
             Stock and Dividend Information......................................................................  52
             Corporate Information...............................................................................  54
             Board of Directors..................................................................................  55
             Corporate Officers, Advisory Board and Bank Officers................................................  56
             Employees...........................................................................................  58
             Office Locations...................................................................... Inside Back Cover

               Company Profile

                         ESB Financial Corporation (Nasdaq: ESBF), a publicly
                         traded financial services company, provides a wide
[Logo of ESBF]           range of retail and commercial financial products and
NASDAQ                   services to customers in Western Pennsylvania through
LISTED                   its wholly owned subsidiary bank, ESB Bank, F.S.B.

                         ESB Bank, F.S.B. is a federally chartered, FDIC-insured stock savings bank which conducts business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. To compliment retail operations conducted through its bank offices, the Company invests in U.S. Government, municipal and mortgage-backed securities through its subsidiary savings bank and through its investment subsidiary, PennFirst Financial Services, Inc., a Delaware corporation.

               Mission Statement

                         The mission of ESB Financial Corporation and its subsidiaries is to effectively provide for the financial needs of our customers and community while creating value for our shareholders. Our mission will be accomplished by growing in a profitable and controlled manner; by identifying and meeting the financial needs of our customers; by offering quality products and services that are competitively priced and serviced by a knowledgeable, attentive and friendly staff; and by creating a positive work environment that maximizes the alignment of customer and employee objectives.

Consolidated Financial Highlights
================================================================================
(Dollar amounts in thousands, except share data)

                                                        As of or for the
                                                     year ended December 31,

                                                      2000           1999          Change
                                                  -----------    -----------   -------------
Total assets                                        $1,200,150     $1,032,445       16%

Loans receivable, net                                  512,228        393,929       30%

Securities available for sale                          605,414        561,125        8%

Total deposits                                         508,913        431,783       18%

Borrowed funds, including subordinated debt            612,204        543,627       13%

Stockholders' equity                                    68,263         49,882       37%

Treasury stock, at cost                                (21,915)       (19,214)      14%

Net interest income                                     19,366         16,263       19%

Net income                                               6,733          5,761       17%

Net income per share (diluted)                      $     1.16     $     1.03       13%

Cash dividends per share                            $     0.38     $     0.33       15%

Return on average assets                                  0.59%          0.57%       4%

Return on average stockholders' equity                   11.71%          9.93%      18%


================================================================================
ESB Financial Corporation               1                    2000 Annual Report

================================================================================
(Dollar amounts in thousands, except share data)

                     Earnings Per Share Growth (diluted)
                       (excluding 1996 SAIF Assessment)

                           [Bar Chart appears here]




                       $0.80  $0.89  $0.98  $1.03  $1.16

                       1996   1997   1998   1999   2000







                        Return on Stockholders' Equity
                       (excluding 1996 SAIF Assessment)

                          [Bar chart appears here]

                       8.08%  8.64%  9.10%  9.93%  11.71%

                       1996   1997   1998   1999   2000







                      Cash Dividends Declared Per Share
                    (excluding 1996 Special Cash Dividend)

                          [Bar chart appears here]

                      $0.27  $0.28  $0.32  $0.33  $0.38

                       1996   1997   1998   1999   2000






                             Asset & Loan Growth
                                (in millions)

                           [Bar Chart appears here]

                   [_]    $217   $337   $360   $394    $512
                   [X]    $699   $911   $972 $1,032  $1,200

                          1996   1997   1998   1999    2000

                             [X] Assets [_] Loans




================================================================================
ESB Financial Corporation                    2               2000 Annual Report

Letter to Shareholders
================================================================================

                 [PHOTO OF CHARLOTTE A. ZUSCHLAG APPEARS HERE]


Dear Fellow Shareholder:

Each year it is my privilege to report the financial performance and other accomplishments of ESB Financial Corporation for the past 12 months. Prior to this review, I would like to offer a brief history and provide insight as to how this Company with a proud past and, I believe, a dynamic future has developed.

ESB Financial Corporation evolved from Ellwood City Building and Loan Association, which was a mutually owned financial institution originally organized in 1915. The Association grew slowly but steadily over the years and became a savings bank in 1989 with total assets of approximately $200 million. By 2000, the Company grew into a publicly owned thrift holding company with nine subsidiaries or jointly owned companies and assets of $1.2 billion. This metamorphosis was the result of a well defined plan of strategic growth which began with our conversion to a stock company in 1990, and was followed by the acquisition of three other community banks (Economy Savings Bank in 1994, Troy Hill Savings Bank in 1997 and Spring Hill Savings Bank in 2000), and included the purchase of one branch and the opening of another. In 1998, we changed our name to ESB Financial Corporation.

The nine companies under the ESB Financial Corporation umbrella provide a combination of functions that make available both retail products and services and financial support that is critical to the efficient operation of the holding company. Of the nine companies, many of us are most familiar with our community bank, ESB Bank and its sixteen neighborhood locations. Two other companies that directly enhance our retail banking operation are THF, Inc. and AMSCO, Inc.

THF, Inc. is a title insurance agency that provides the Bank's residential and commercial lending departments with loan closing and title insurance services giving us a competitive edge in settlement services. AMSCO, Inc. is a wholly owned subsidiary of ESB Bank and engages primarily in land acquisition and development. In the normal course of business, AMSCO participates in joint ventures with local builders and developers. Current AMSCO activities consist of ESB Bank Building Associates, McCormick Place Joint Venture and Madison Woods Joint Venture. Our other companies, ESB Financial Services, Inc., PennFirst Financial Services, Inc., and PennFirst Capital Trust I, all perform an integral part in ESB Financial Corporation's success through activities intended to raise capital, invest funds and reduce operating costs.

The successful integration of the community banks, Ellwood Federal, Economy, Troy Hill and Spring Hill Savings, occurred primarily as the result of a shared commitment by the Board of Directors and Management of each of these organizations to the concept of community banking and to the financial and social issues common to our shareholders, our employees, our customers and our communities.

================================================================================
ESB Financial Corporation              3                     2000 Annual Report

================================================================================

I believe the growth and sustained performance of the Company is due in large part to the participation, involvement and oversight of our constituency who have a vested interest in the Company in terms of ownership, employment or reliance on the Company to meet their individual or community needs. These constituents, who have both distinct and overlapping interests in the Company, include:

         The shareholders who are attentive to our financial performance and the value enhancement of their investment. In this regard, I offer my commitment to a comprehensive and successful strategy to increase Bank earnings and to maximize long-term shareholder value. I appreciate the trust and confidence that you have expressed in our company and I am determined to maintain that trust.

         The customers who rely on ESB Bank for competitively priced quality products and services to meet their financial needs. As of December 31, 2000 the Bank provided financial services for approximately 31,000 households in terms of nearly 12,000 loans and 61,000 savings accounts as well as various corollary products and services.

         The employees who rely on the Company for stable employment, a positive work environment and an opportunity to advance their careers. ESB Financial Corporation employs 228 regular full time and part time employees. As a group, the employees participating in the ESOP and 401(k) benefit plan have an additional stake in the company.

         The communities in which we partner so that we both may prosper. We pride ourselves in being a community bank, a bank that remembers and helps its neighbors. Our community participation ranges from service by employees to various chambers of commerce, rotary clubs, hospital boards and meals on wheels, to Job Shadowing at the Bank, and our "Casual for Charity Days Contributions." Last year alone, employee donations matched by the Bank amounted to nearly $15,000 and groups such as the McGuire Home, Toys for Tots, women's shelters and the Ellwood City Fire Department benefited from this fund.

In December 2000, the Western Pennsylvania League of Financial Institutions honored ESB Bank with the 2000 "Outstanding Community Development Program" award. Our Community Reinvestment Department secured Affordable Housing Project grants totaling $430,000 for two neighborhood projects that positively impacted the lives of elderly neighbors on the North Side of Pittsburgh and a group of chronically mentally ill citizens of Beaver Falls.

I am also proud to report that the Federal Home Loan Bank of Pittsburgh will feature ESB Bank in its 2000 Annual Report and describes the Bank "as a key corporate citizen in Ellwood City" that is responsive to its communities' needs with people, money or both.

One of our goals for 2000 was to consummate the acquisition of SHS Bancorp, Inc. and merge Spring Hill Savings Bank into ESB Bank. As anticipated, the successful integration of SHS Bancorp during the first quarter of 2000 contributed to our record performance in 2000. With the Spring Hill merger, the Bank joined the Freedom ATM Alliance, which provides surcharge free access to over 250 ATM machines in ten counties. Office expansion was another goal for 2000. In the fall of 2000, we completed our main office expansion and renovation project, which increased corporate headquarters in Ellwood City to nearly 66,000 square feet. In November the Bank completed the renovation and modification of its Beechview office.

For the year 2000, your Company posted record earnings per diluted share of $1.16 on net income of $6.7 million, as compared to $1.03 per diluted share on net income of $5.8 million in 1999. This represents a 12.6% increase over the previous year. Return on average equity increased in 2000 to 11.71% as compared to 9.93% in 1999. Company assets grew to a record $1.2 billion in 2000, up from $1.0 billion in 1999 marking a 16.2% increase for the year. This increase in assets can be primarily attributed to the merger of SHS Bancorp and the continued growth in the loan portfolio. Strong residential mortgage demands along with an aggressive consumer loan campaign resulted in loan originations of $160.6 million for 2000.

================================================================================
ESB Financial Corporation              4                     2000 Annual Report

================================================================================

Since we converted to a publicly held company in 1990, we have declared and paid a cash dividend to our shareholders for 42 consecutive quarters. Your Board of Directors remains committed to returning value to the shareholders. This commitment was evident in 2000 by the Board's approval to change the Company's dividend policy by increasing the quarterly cash dividend from $.09 per share to $.10 per share. Also in 2000, the Company declared and paid a 10% stock dividend, its ninth such stock dividend or stock split since its initial public offering in 1990. The stock dividend paid along with the increase to the cash dividend reflects a 13.89% yield to those original charter shareholders. As in previous years, the Board of Directors approved a common stock repurchase program and, for the year, the Company purchased approximately 280,000 shares with a market value of $3.1 million.

While the Company continued to produce strong financial performance in 2000, the Board and Management is cognizant that the year 2001 and beyond will present significant challenges in terms of diversified and intense competition, rapidly changing technology and uncertain market and economic environments. However, we also recognize that the ability to successfully confront these challenges will not only be the key to survival as a viable and competitive business entity but will also provide new opportunities for increased profit and growth through new lines of business which will offer more financial choices to our customers.

We intend to capitalize on these opportunities through the implementation of prudent and responsive operating and technological strategies that will assure controlled and profitable growth and long-term shareholder value. It is also important that we retain the fundamental philosophies of safety, soundness and service that have permitted our financial success over the years and the ability to earn the trust and confidence of our customers.

I extend my sincere gratitude to you, our investors and our customers, for your continued loyal support and patronage. I encourage your comments and suggestions at any time.

In conclusion, I want to acknowledge and thank our Board of Directors and our 228 employees for their dedicated efforts and individual contributions that made our accomplishments for this year possible.

Respectfully yours,


/s/ Charlotte A. Zuschlag

Charlotte A. Zuschlag
President and Chief Executive Officer


================================================================================
ESB Financial Corporation              5                     2000 Annual Report

Selected Consolidated Financial Data
================================================================================
(Dollar amounts in thousands, except share data)

                                                            -------------------------------------------------------------------
                                                                                      As of December 31,
Financial Condition Data                                       2000 (1)       1999          1998         1997            1996
------------------------                                    -------------------------------------------------------------------
     Total assets                                           $1,200,150    $1,032,445     $ 972,438    $ 910,770       $ 698,735
     Securities                                                605,414       561,125       545,049      518,021         444,329
     Loans receivable, net                                     512,228       393,929       360,280      336,757         216,865
     Deposits                                                  508,913       431,783       423,051      399,568         332,889
     Borrowed funds, including subordinated debt               612,204       543,627       480,382      435,170         309,195
     Stockholders' equity                                       68,263        49,882        61,083       68,509          51,543
     Stockholders' equity per common share (2)              $    11.36    $     8.89     $   10.55    $   10.75       $    9.93
                                                            -------------------------------------------------------------------

                                                                               For the year ended December 31,
Operations Data                                                 2000 (1)       1999          1998         1997            1996
---------------                                             -------------------------------------------------------------------
     Interest income                                        $   78,462    $   64,792     $  63,791    $  55,011       $  46,891
     Interest expense                                           59,096        48,529        47,140       38,346          32,629
                                                            ----------    ----------     ---------    ---------       ---------
     Net interest income                                        19,366        16,263        16,651       16,665          14,262
     (Recovery of) provision for loan losses                       (55)           54             5          799             873
                                                            ----------    ----------     ---------    ---------       ---------
     Net interest income after (recovery of)
     provision for loan losses                                  19,421        16,209        16,646       15,866          13,389
     Noninterest income                                          2,893         3,056         1,939        1,075             679
     Noninterest expense                                        14,338        12,427        11,067        9,510          10,535
                                                            ----------    ----------     ---------    ---------       ---------
     Income before income taxes                                  7,976         6,838         7,518        7,431           3,533
     Provision for income taxes                                  1,243         1,077         1,517        1,984             703
                                                            ----------    ----------     ---------    ---------       ---------
     Net income                                             $    6,733    $    5,761     $   6,001    $   5,447       $   2,830
                                                            ==========    ==========     =========    =========       =========
     Basic net income per common share (2)                  $     1.18    $     1.05     $    1.02    $    0.93       $    0.55
     Diluted net income per common share (2)                $     1.16    $     1.03     $    0.98    $    0.89       $    0.54
                                                            -------------------------------------------------------------------

                                                                         As of or for the year ended December 31,
Other Data                                                       2000 (1)       1999          1998         1997            1996
----------                                                  -------------------------------------------------------------------
     Performance Ratios (for the year ended)
        Return on average assets                                  0.59%         0.57%         0.63%        0.68%           0.41%
        Return on average equity                                 11.71%         9.93%         9.10%        8.64%           5.47%
        Average equity to average assets                          5.03%         5.79%         6.93%        7.92%           7.50%
        Interest rate spread (3)                                  1.86%         1.77%         1.70%        1.95%           1.98%
        Net interest margin (3)                                   2.00%         1.97%         2.06%        2.34%           2.33%
        Efficiency ratio (3)                                     55.36%        54.34%        49.13%       45.56%          47.98%
        Noninterest expense to average assets                     1.25%         1.24%         1.16%        1.20%           2.71%
        Dividend payout ratio (4)                                31.38%        31.86%        32.59%       31.80%         120.00%

     Asset Quality Ratios (as of year end)
        Non-performing loans to total loans                       0.49%         1.04%         1.31%        1.08%           1.80%
        Non-performing assets to total assets                     0.37%         0.43%         0.51%        0.45%           0.59%
        Allowance for loan losses to total loans                  0.92%         1.16%         1.26%        1.36%           1.46%
        Allowance for loan losses to non-performing loans       188.96%       111.29%        96.67%      126.43%          81.02%

     Capital Ratios (as of year end)
        Stockholders' equity to assets                            5.69%         4.83%         6.28%        7.52%           7.38%
        Tangible stockholders' equity to tangible assets          5.09%         4.25%         5.61%        6.76%           6.78%
-------------------------------------------------------------------------------------------------------------------------------

(1) Selected consolidated financial data for 2000 reflects increases due to the merger with SHS, noted on page 8.
(2) Stockholders' equity, basic net income and diluted net income, per common share for the years ended December 31, 2000 to December 31, 1996 have been adjusted for the 10% stock dividend declared and paid in the second quarter of 2000. Also, the years ended December 31 1997 and December 31, 1996 have been adjusted for the 10% stock dividend declared and paid in the second quarter of 1998.
(3)  Interest income utilized in calculation is on a fully tax equivalent basis.
(4) Dividend payout ratio calculation utilizes diluted net income per share for all periods, and includes special cash dividend of $.38 per share in 1996.

================================================================================
ESB Financial Corporation              6                     2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations
================================================================================

Overview
--------

ESB Financial Corporation (the Company) is a Pennsylvania corporation and thrift holding company that provides a wide range of retail and commercial financial products and services to customers in Western Pennsylvania through its wholly-owned subsidiary bank, ESB Bank, F.S.B. (ESB or the Bank). The Company is also the parent company of PennFirst Financial Services, Inc., a Delaware corporation engaged in the management of certain investment activities on behalf of the Company, PennFirst Capital Trust I, a Delaware statutory business trust established during 1997 to facilitate the issuance of trust preferred securities to the public by the Company and THF, Inc., a Pennsylvania corporation established to provide loan closing services and issue title insurance.

ESB is a federally chartered, Federal Deposit Insurance Corporation (FDIC) insured stock savings bank, which conducts business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania. ESB operates two wholly-owned subsidiaries, AMSCO, Inc., which engages in the management of certain real estate development partnerships on behalf of the Company and ESB Financial Services, Inc., a Delaware corporation.

ESB is a financial intermediary whose principal business consists of attracting deposits from the general public and investing such deposits in real estate loans secured by liens on residential and commercial properties, consumer loans, commercial business loans, securities and interest-earning deposits.

The Company and ESB are subject to examination and comprehensive regulation by the Office of Thrift Supervision (OTS), the chartering authority of ESB, and the FDIC, the administrator of the Savings Association Insurance Fund (SAIF). ESB is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh, which is one of the twelve regional banks comprising the FHLB System. ESB is further subject to regulations of the Board of Governors of the Federal Reserve System, which governs the reserves required to be maintained against deposits and certain other matters.

This Management Discussion and Analysis section of the Annual Report contains certain forward-looking statements (as defined in the Private Securities Litigation Reform Act of 1995). These forward-looking statements may involve significant risks and uncertainties. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, actual results may differ materially from the results in these forward-looking statements.

================================================================================
ESB Financial Corporation              7                     2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Significant Financial Events in 2000
------------------------------------

Merger of SHS Bancorp, Inc.

On February 10, 2000, the Company completed its acquisition of SHS Bancorp, Inc.
(SHS) and its subsidiary, Spring Hill Savings Bank, F.S.B. (Spring Hill), based in Pittsburgh, Pennsylvania. Spring Hill was merged with and into ESB at the close of business on May 5, 2000.

The acquisition was accounted for under the purchase method of accounting. Each shareholder of SHS had the right to elect to receive either $17.80 in cash or
1.3 shares of Company common stock for each share of SHS common stock owned. The total merger consideration was payable 60% in Company common stock and 40% in cash. As a result of these elections, the consideration paid by the Company in connection with the acquisition consisted of $6.4 million in cash and 599,000 shares of the Company's common stock. In addition, options to purchase shares of SHS by SHS officers and directors were converted into options to acquire 43,000 shares of the Company's common stock.

At the acquisition date, the fair value of SHS' total consolidated assets was $92.7 million, including loans receivable of $60.8 million. The fair value of total consolidated liabilities was $79.1 million, including deposits of $67.1 million. Goodwill arising from this transaction was $2.1 million.

Dividends

On April 18, 2000, the Board of Directors declared a 10% stock dividend to stockholders of record on May 17, 2000 and payable on May 31, 2000. All share and related price and dividend amounts discussed herein have been adjusted to reflect this stock dividend where applicable. Also in 2000, the Board of Directors approved a change to the Company's dividend policy by increasing the quarterly cash dividend from $.09 per share to $.10 per share.

Significant Financial Events in 1999
------------------------------------

Data Processing Conversion

On February 13, 1999, the Company completed a conversion of its third-party provided legacy computer system to another third-party provided relational database system. The decision to change third-party providers centered on technology issues. The capitalized costs of $1.4 million associated with the conversion are being depreciated over seven years.

Opening of the Wexford and Springdale Branches

On January 19, 1999, the Company opened its newly constructed full service branch office located in Wexford, Allegheny County, a quarter mile north of the former branch location. The office space is leased from ESB Bank Building Associates, a joint venture of AMSCO, Inc., ESB's wholly owned subsidiary.

On December 6, 1999, the Company opened a full service branch office located in Springdale, Allegheny County. The building, a former branch office of another financial institution, was purchased on January 15, 1999.

================================================================================
ESB Financial Corporation              8                     2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Changes in Financial Condition
------------------------------

General. The Company's total assets increased a net $167.7 million or 16.2% to $1.2 billion at December 31, 2000 from $1.0 billion at December 31, 1999. This increase was primarily due to a net increase in securities of $44.3 million and loans receivable of $118.3 million, resulting from the acquisition of SHS' consolidated assets of $92.7 million and internal loan growth of $57.5 million.

The increase in the Company's total assets reflects a corresponding increase in total liabilities of $149.3 million or 15.2% to $1.1 billion at December 31, 2000 from $982.6 million at December 31, 1999 and an increase in total stockholders' equity of $18.4 million or 36.8% to $68.3 million at December 31, 2000 from $49.9 million at December 31, 1999. The increase in total liabilities was primarily due to increases in deposits of $77.1 million and borrowed funds of $68.5 million. The net increase in total stockholders' equity can be attributed primarily to the $7.2 million issuance of shares of the Company's common stock to partially fund the SHS acquisition and an increase in accumulated other comprehensive income of $21.4 million, resulting from the change in net unrealized gain or loss on securities, offset by increases in treasury stock of $2.7 million and $2.2 million in cash dividends.

Cash on hand, Interest-earning deposits and Federal funds sold. Cash on hand, interest-earning deposits and federal funds sold represent cash equivalents which increased a combined $565,000 to $13.3 million at December 31, 2000 from $12.8 million at December 31, 1999. Deposits from customers into savings and checking accounts, loan and security repayments and proceeds from borrowed funds typically increase these accounts. Decreases result from customer withdrawals, new loan originations, security purchases and repayments of borrowed funds. The net increase between December 31, 2000 and December 31, 1999 can be attributed principally to increases in deposits and borrowed funds.

Securities. The Company's securities portfolio increased a net $44.3 million or 7.9% to $605.4 million at December 31, 2000 from $561.1 million at December 31, 1999. This net increase was the result of $128.0 million of purchases consisting primarily of $86.7 million of mortgage-backed securities, $25.3 million of corporate bonds and $15.4 million of municipal bonds, partially offset by $72.0 million of maturities and repayments of principal, and $49.4 million of securities sold consisting primarily of $36.1 million of mortgage-backed securities, $5.8 million of municipal securities, $4.6 million of agency bonds and $2.1 million of corporate bonds and a decrease in the unrealized loss on securities available for sale of $13.7 million (before taxes) during the year.

On June 30, 1999, the Company reclassified its held to maturity (HTM) portfolio to the available for sale (AFS) portfolio. The transfer of securities from the HTM portfolio has provided the Company with greater flexibility to restructure the portfolio as needed, in order to attain the maximum overall yield on the investment portfolio while maintaining acceptable levels of interest rate risk.

Loans receivable. Net loans receivable increased a net $118.3 million or 30.0% to $512.2 million at December 31, 2000 from $393.9 million at December 31, 1999. The increase in loans receivable can be attributed to the addition of Spring Hill's loans receivable as a result of the merger and to internal growth within the Company's mortgage loan portfolio. Mortgage loans increased $114.2 million or 32.9% while other loans increased $10.6 million or 15.5%. Partially offsetting the net increase in loans receivable was an increase in the Company's allowance for loan losses, loans in process and deferred loan fees of $158,000, $5.8 million and $522,000, respectively.

Non-performing assets. Non-performing assets include non-accrual loans and real estate acquired through foreclosure (REO). Non-performing assets increased $48,000 to $4.4 million or 0.37% of total assets at December 31, 2000 from $4.4 million or 0.43% of total assets at December 31, 1999. Non-performing assets consisted of non-performing loans and REO of $2.6 million and $1.8 million, respectively, at December 31, 2000 and non-performing loans and REO of $4.3 million and $71,000, respectively, at December 31, 1999.

================================================================================
ESB Financial Corporation              9                     2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Accrued interest receivable. Accrued interest receivable increased $1.3 million or 19.6% to $8.2 million at December 31, 2000 from $6.9 million at December 31, 1999, due primarily to the increase in average interest-earning assets between years.

FHLB stock. FHLB stock increased $1.5 million or 7.9% to $19.9 million at December 31, 2000 from $18.4 million at December 31, 1999, primarily as a result of the increase in FHLB advances.

Premises and equipment. Premises and equipment increased $2.1 million or 30.5% to $8.9 million at December 31, 2000 from $6.9 million at December 31, 1999, primarily as a result of the construction costs at the main office and the acquisition of SHS.

Prepaid expenses and other assets. Prepaid expenses and other assets decreased $3.0 million or 17.9% to $13.6 million at December 31, 2000 from $16.6 million at December 31, 1999. This net decrease can primarily be attributed to a decrease in deferred tax assets of $4.7 million associated with the Company's Statement of Financial Accounting Standards (SFAS) No. 115 mark to market adjustments on the available for sale securities portfolio, offset primarily by an increase in goodwill related to the SHS acquisition.

Bank owned life insurance. Bank owned life insurance is universal life insurance, purchased by the Bank, on the lives of thirty-five employees. The beneficial aspects of these universal life insurance policies are tax-free earnings and a tax-free death benefit, which are realized by ESB as the owner of the policies. The Company purchased the $15.0 million universal life insurance policies on December 29, 1998. The cash surrender value as of December 31, 2000 is $16.6 million.

Deposits. Total deposits increased $77.1 million or 17.9% to $508.9 million at December 31, 2000 from $431.8 million at December 31, 1999. Included in this increase was the assumption of SHS' deposits associated with the merger and internal deposit growth by the Company. For the year, the Company's, interest-bearing demand deposits increased $12.8 million or 7.7%, time deposits increased $62.8 million or 24.4% and noninterest-bearing deposits increased $1.5 million or 18.9%.

Advance payments by borrowers for taxes and insurance. Advance payments by borrowers for taxes and insurance increased $1.3 million or 39.0% to $4.6 million at December 31, 2000 from $3.3 million at December 31, 1999. The increase is primarily attributable to the acquisition of SHS.

Borrowed funds. Borrowed funds primarily include FHLB advances and reverse repurchase agreement borrowings. Borrowed funds increased $68.5 million or 13.2% to $588.1 million at December 31, 2000 from $519.6 million at December 31, 1999. This increase was primarily the result of the addition of the borrowings related to the SHS acquisition and the Company utilizing FHLB advances to fund the increase in loans receivable and securities. FHLB advances increased $79.2 million or 24.9% and reverse repurchase agreement decreased $10.7 million or 5.3%.

Accrued expenses and other liabilities. Accrued expenses and other liabilities increased $2.3 million or 60.7% to $6.1 million at December 31, 2000 from $3.8 million at December 31, 1999. This increase can primarily be attributed to the acquisition of SHS.

Stockholders' equity. Stockholders' equity increased by $18.4 million or 36.8% to $68.3 million at December 31, 2000 from $49.9 million at December 31, 1999. This increase was the result of the $7.2 million issuance of the Company's common stock to partially fund the acquisition of SHS and an increase in accumulated other comprehensive income of $21.4 million, resulting from the change in net unrealized gain or loss on securities, offset by increases in treasury stock of $2.7 million and $2.2 million in cash dividends.

Changes in Results of Operations
--------------------------------

General. The Company reported net income of $6.7 million, $5.8 million and $6.0 million in 2000, 1999 and 1998, respectively.

================================================================================
ESB Financial Corporation              10                    2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Average Balance Sheet and Yield/Rate Analysis. The following table sets forth, for the periods indicated, information concerning the total dollar amounts of interest income from interest-earning assets and the resultant average yields, the total dollar amounts of interest expense on interest-bearing liabilities and the resultant average costs, net interest income, interest rate spread and the net interest margin earned on average interest-earning assets. For purposes of this table, average balances are calculated using monthly averages and the average loan balances include non-accrual loans and exclude the allowance for loan losses, and interest income includes accretion of net deferred loan fees. Interest and yields on tax-exempt securities (tax-exempt for federal income tax purposes) are shown on a fully tax equivalent basis utilizing a federal tax rate of 34%.

------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                                                               Year ended December 31,
                                                                      2000                            1999
                                                       --------------------------------- -------------------------------
                                                           Average              Yield /    Average              Yield /
                                                          Balance    Interest    Rate      Balance   Interest    Rate
------------------------------------------------------------------------------------------------------------------------
Interest-earning assets:
------------------------
   Taxable securities available for sale               $  498,098     $34,783    6.98%   $  440,546  $28,339    6.43%
   Tax-exempt securities available for sale                87,392       7,422    8.49%       92,860    7,633    8.22%
   Taxable securities held to maturity                          -           -       -        23,348    1,211    5.19%
   Tax-exempt securities held to maturity                       -           -       -         3,664      266    7.26%
                                                       ------------------------------    ---------------------------
                                                          585,490      42,205    7.21%      560,418   37,449    6.68%
                                                       ------------------------------    ---------------------------

   Mortgage loans                                         402,599      31,220    7.75%      307,077   23,257    7.57%
   Other loans                                             75,881       5,837    7.69%       69,171    5,299    7.66%
                                                       ------------------------------    ---------------------------
                                                          478,480      37,057    7.74%      376,248   28,556    7.59%
                                                       ------------------------------    ---------------------------

   Cash equivalents                                         9,554         364    3.81%        8,000      252    3.15%
   FHLB stock                                              19,224       1,359    7.07%       18,435    1,222    6.63%
                                                       ------------------------------    ---------------------------
                                                           28,778       1,723    5.99%       26,435    1,474    5.58%
                                                       ------------------------------    ---------------------------

   Total interest-earning assets                        1,092,748      80,985    7.41%      963,101   67,479    7.01%
   Other noninterest-earning assets                        50,383           -       -        39,991        -       -
                                                       ------------------------------    ---------------------------
     Total assets                                      $1,143,131     $80,985    7.08%   $1,003,092  $67,479    6.73%
                                                       ==============================    ===========================
Interest-bearing liabilities:
-----------------------------
   Interest-bearing demand deposits                    $  181,709     $ 4,472    2.46%   $  162,501  $ 3,877    2.39%
   Time deposits                                          302,660      17,357    5.73%      254,869   13,540    5.31%
                                                       ------------------------------    ---------------------------
                                                          484,369      21,829    4.51%      417,370   17,417    4.17%
   FHLB advances                                          334,987      21,468    6.41%      319,011   19,516    6.12%
   Reverse repurchase agreements                          220,762      13,573    6.15%      166,012    9,370    5.64%
   Preferred securities                                    24,093       2,226    9.24%       24,049    2,226    9.26%
                                                       ------------------------------    ---------------------------
   Total interest-bearing liabilities                   1,064,211      59,096    5.55%      926,442   48,529    5.24%
   Noninterest-bearing demand deposits                     13,319           -       -        11,339        -       -
   Other noninterest-bearing liabilities                    8,114           -       -         7,276        -       -
                                                       ------------------------------    ---------------------------
     Total liabilities                                  1,085,644      59,096    5.44%      945,057   48,529    5.14%
     Stockholders' equity                                  57,487           -       -        58,035        -       -
                                                       ------------------------------    ---------------------------
     Total liabilities and equity                      $1,143,131     $59,096    5.17%   $1,003,092  $48,529    4.84%
                                                       ==============================    ===========================

Net interest income                                                   $21,889                        $18,950
                                                                      =======                        =======
Interest rate spread (difference between
   weighted average rate on interest-earning
   assets and interest-bearing                                                   1.86%                          1.77%
   liabilities)                                                                  ====                           ====

Net interest margin (net interest
   income as a percentage of average
   interest-earning assets)                                                      2.00%                          1.97%
                                                                                 ====                           ====

(Dollar amounts in thousands)
                                                                 Year ended December 31,
                                                        ------------------------------------------
                                                                          1998
                                                        ------------------------------------------
                                                         Average                         Yield /
                                                         Balance        Interest          Rate
                                                        ------------------------------------------
Interest-earning assets:
-----------------------
   Taxable securities available for sale                $388,208       $ 25,379           6.54%
   Tax-exempt securities available for sale               84,077          6,855           8.15%
   Taxable securities held to maturity                    70,311          4,101           5.83%
   Tax-exempt securities held to maturity                  8,156            673           8.25%
                                                        --------------------------------------
                                                         550,752         37,008           6.72%
                                                        --------------------------------------

   Mortgage loans                                        288,279         22,452           7.79%
   Other loans                                            66,821          5,400           8.08%
                                                        --------------------------------------
                                                         355,100         27,852           7.84%
                                                        --------------------------------------

   Cash equivalents                                        8,341            298           3.57%
   FHLB stock                                             18,329          1,191           6.50%
                                                        --------------------------------------
                                                          26,670          1,489           5.58%
                                                        --------------------------------------

   Total interest-earning assets                         932,522         66,349           7.12%
   Other noninterest-earning assets                       19,494              -              -
                                                        --------------------------------------
     Total assets                                       $952,016       $ 66,349           6.97%
                                                        ======================================
Interest-bearing liabilities:
----------------------------
   Interest-bearing demand deposits$                    $152,175       $  3,905           2.57%
   Time deposits                                         251,111         13,735           5.47%
                                                        --------------------------------------
                                                         403,286         17,640           4.37%
   FHLB advances                                         328,935         20,771           6.31%
   Reverse repurchase agreements                         113,696          6,508           5.72%
   Preferred securities                                   24,030          2,221           9.24%
                                                        --------------------------------------
   Total interest-bearing liabilities                    869,947         47,140           5.42%
   Noninterest-bearing demand deposits                     8,988              -              -
   Other noninterest-bearing liabilities                   7,103              -              -
                                                        --------------------------------------
     Total liabilities                                   886,038         47,140           5.32%
     Stockholders' equity                                 65,978              -              -
                                                        --------------------------------------
     Total liabilities and equity                       $952,016       $ 47,140           4.95%
                                                        ======================================

Net interest income                                                    $ 19,209
                                                                       ========
Interest rate spread (difference between
   weighted average rate on interest-earning
   assets and interest-bearing                                                            1.70%
   liabilities)                                                                           =====

Net interest margin (net interest
   income as a percentage of average
   interest-earning assets)                                                               2.06%
                                                                                          =====
------------------------------------------------------------------------------------------------


================================================================================
ESB Finnancial Corporation           11                       2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Analysis of Changes in Net Interest Income. The following table analyzes the changes in interest income and interest expense in terms of: (i) changes in volume of interest-earning assets and interest-bearing liabilities and (ii) changes in yield and rates. The table reflects the extent to which changes in the Company's interest income and interest expense are attributable to changes in rate (change in rate multiplied by prior year volume), changes in volume (changes in volume multiplied by prior year rate) and changes attributable to the combined impact of volume/rate (change in rate multiplied by change in volume). The changes attributable to the combined impact of volume/rate are allocated on a consistent basis between the volume and rate variances. Changes in interest income on securities reflects the changes in interest income on a fully tax equivalent basis.

---------------------------------------------------------------------------------------------------------------------------
(In thousands)                                                 2000 vs. 1999                    1999   vs. 1998

                                                         Increase (decrease) due to        Increase (decrease) due to
                                                    ---------------------------------  ------------------------------------
                                                      Volume        Rate       Total     Volume          Rate        Total
---------------------------------------------------------------------------------------------------------------------------
Interest income:
   Securities                                       $ 1,723       $ 3,033    $ 4,756   $    647       $  (206)     $    441
   Loans                                              7,907           594      8,501      1,624          (920)          704
   Cash equivalents                                      54            58        112        (12)          (34)          (46)
   FHLB stock                                            54            83        137          7            24            31
                                                    -------       -------    -------   --------       -------      --------
   Total interest-earning assets                      9,738         3,768     13,506      2,266        (1,136)        1,130
                                                    -------       -------    -------   --------       -------      --------
Interest expense:
   Deposits                                           2,945         1,467      4,412        604          (827)         (223)
   FHLB advances                                      1,001           951      1,952       (617)         (638)       (1,255)
   Reverse repurchase agreements                      3,307           896      4,203      2,954           (92)        2,862
   Subordinated debt                                      4            (4)         -          2             3             5
                                                    -------       -------    -------   --------       -------      --------
   Total interest-bearing liabilities                 7,257         3,310     10,567      2,943        (1,554)        1,389
                                                    -------       -------    -------   --------       -------      --------

Net interest income                                 $ 2,481       $   458    $ 2,939   $   (677)      $   418     $    (259)
                                                    =======       =======    =======   ========       =======     =========
---------------------------------------------------------------------------------------------------------------------------

2000 Results Compared to 1999 Results

General. The Company reported net income of $6.7 million and $5.8 million for 2000 and 1999, respectively. The $972,000 increase in net income between 2000 and 1999 can primarily be attributed to an increase in interest income of $13.7 million, offset by increases in interest expense and noninterest expense of $10.6 million and $1.9 million, respectively.

Net interest income. Tax equivalent net interest income increased $2.9 million or 15.5% to $21.9 million for 2000, compared to $19.0 million for 1999. This increase in net interest income can be attributed to an increase in interest income of $13.5 million, offset by an increase in interest expense of $10.6 million.

Interest income. On a tax equivalent basis, interest income increased $13.5 million or 20.0% to $81.0 million for 2000, compared to $67.5 million for 1999. This increase in interest income can be attributed to increases in interest earned on securities, loans receivable, cash equivalents and FHLB stock of $4.8 million, $8.5 million $112,000 and $137,000, respectively.

Interest earned on securities increased $4.8 million to $42.2 million for 2000, compared to $37.4 million for 1999. This increase was primarily attributable to an increase in the yield on securities to 7.21% for 2000, compared to 6.68% for 1999, and also to an increase in the average balances of $25.1 million for 2000 as compared to 1999.

================================================================================
ESB Financial Corporation              12                   2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Interest earned on loans receivable increased $8.5 million or 29.8% to $37.1 million for 2000, compared to $28.6 million for 1999. This increase was primarily attributable to an increase in the average balance of loans outstanding of $102.2 million or 27.2% to $478.5 million for 2000 compared to $376.2 million for 1999. In addition to this volume increase was an increase in the yield on loans to 7.74% for 2000, compared to 7.59% for 1999.

Interest earned on cash equivalents increased $112,000 to $364,000 for 2000, compared to $252,000 for 1999 as the yield increased to 3.81% for 2000, compared to 3.15% for 1999. In addition to the increase in yields, the average balance increased by $1.6 million or 19.4%

Income from FHLB stock increased $137,000 to $1.4 million for 2000, compared to $1.2 million for 1999 as the yield increased to 7.07% for 2000, compared to 6.63% for 1999. In addition to the increase in yields, the average balance increased by $789,000.

Interest expense. Interest expense increased $10.6 million or 21.8% to $59.1 million for 2000, compared to $48.5 million for 1999. This increase in interest expense can be attributed to increases in interest incurred on deposits, FHLB advances and reverse repurchases and other borrowings of $4.4 million, $2.0 million and $4.2 million, respectively.

Interest incurred on deposits increased $4.4 million or 25.3% to $21.8 million for 2000, compared to $17.4 million for 1999. This increase was primarily attributable to an increase in the average balance of interest-bearing deposits of $67.0 million or 16.1% to $484.4 million for 2000 compared to $417.4 million for 1999, and to a lesser extent an increase in the cost of deposits to 4.51% in 2000 from 4.17% in 1999.

Interest incurred on FHLB advances increased $2.0 million or 10.0% to $21.5 million for 2000, compared to $19.5 million for 1999. This increase was primarily attributable to an increase in the average balance of FHLB advances of $16.0 million or 5.0% to $335.0 million for 2000, compared to $319.0 million for 1999. Also contributing to the increase was an increase in the cost of these funds to 6.41% for 2000, compared to 6.12% for 1999.

Interest incurred on reverse repurchase agreements increased $4.2 million to $13.6 million for 2000, compared to $9.4 million for 1999. The increase was primarily attributable to an increase in the average balance of reverse repurchase agreements of $54.8 million or 33.0% to $220.8 million for 2000, compared to $166.0 million for 1999. The increase in the average balance was a result of the Company's decision to enter into reverse repurchase agreements during the period due to their lower cost of funds. Also contributing to this increase in the interest incurred on reverse repurchase agreements was an increase in the cost of these funds to 6.15% in 2000, compared to 5.64% for 1999.

Interest expense on subordinated debt remained stable at $2.2 million for 2000. The average balance of the subordinated debt increased $44,000 to $24.1 million for 2000, compared to $24.0 million for 1999.

(Recovery of) provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

================================================================================
ESB Financial Corporation              13                   2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

The provision for loan losses decreased $109,000 reflecting a recovery of loan losses of $55,000 for 2000, compared to a $54,000 provision for loan losses for 1999. The decrease in the provision for loan losses can be attributed to a $605,000 recovery recorded in January associated with the Company's Bennett Lease pools which was received from the Bankruptcy Trustee, offset by provisions for loan losses of $550,000 recorded during the year.

As a result of the recovery of and provision for loan losses during 2000 and 1999, the Company's allowance for loan losses amounted to $5.0 million or .92% of the Company's total loan portfolio at December 31, 2000, compared to $4.8 million or 1.16% at December 31, 1999. The Company's allowance for loan losses as a percentage of non-performing loans at December 31, 2000 and December 31, 1999 was 188.96% and 111.29%, respectively.

At December 31, 2000, the Company had $876,000 in outstanding Bennett Funding Group leases, compared to $1.6 million at December 31, 1999. The total loan loss reserves associated with these leases were $876,000 at December 31, 2000.

Noninterest income. Noninterest income decreased $163,000 or 5.3% to $2.9 million for 2000, compared to $3.1 million for 1999. This decrease can be attributed to increases in net realized losses on sales of securities available for sale of $572,000, offset by increases in fees and service charges of $162,000, the cash surrender value of the bank owned life insurance of $80,000 and other noninterest income of $167,000.

Noninterest expense. Noninterest expense increased $1.9 million or 15.4% to $14.3 million for 2000, compared to $12.4 million for 1999. This increase can be attributed to increases in compensation and employee benefits, premises and equipment, data processing expense and other expenses of $1.3 million, $430,000, $17,000 and $346,000, respectively, partially offset by a decrease in federal insurance premiums of $151,000.

Compensation and employee benefits expense increased $1.3 million or 18.8% to $8.0 million for 2000, compared to $6.8 million for 1999. This increase can be attributed to the addition of SHS' employees in connection with the acquisition and normal salary increases between the years.

Premises and equipment expense increased $430,000 or 28.4% to $1.9 million for 2000, compared to $1.5 million for 1999. This increase can be attributed to the acquisition of SHS, and the depreciation expense relating to the main office expansion.

Federal insurance premiums expense decreased $151,000 or 60.4% to $99,000 for 2000, compared to $250,000 for 1999. The decrease can be attributed to a decrease in the assessment rate charged by the FDIC.

Data processing expense increased $17,000 or 3.0% to $580,000 for 2000, compared to $563,000 for 1999. This increase can be attributed to the acquisition of SHS.

Other expenses increased $346,000 or 10.3% to $3.7 million for 2000, compared to $3.3 million for 1999. This increase can be attributed to the acquisition of SHS including an increase in goodwill amortization expense of $127,000.

Provision for income taxes. The provision for income taxes increased $166,000 or 15.4% to $1.2 million for 2000, compared to $1.1 million for 1999. This increase was primarily the result of an increase in income before income taxes of $1.1 million or 16.6% to $8.0 million for 2000, compared to $6.8 million for 1999.

1999 Results Compared to 1998 Results

General. The Company reported net income of $5.8 million and $6.0 million for 1999 and 1998, respectively. The $240,000 decrease in net income between 1999 and 1998 can primarily be attributed to an increase in interest


================================================================================
ESB Financial Corporation              14                   2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

expense of $1.4 million and noninterest expense of $1.4 million, offset by increases in interest income of $1.0 million and noninterest income of $1.1 million and a decrease in the provision for income taxes of $440,000.

Net interest income. Tax equivalent net interest income decreased $259,000 or 1.3% to $19.0 million for 1999, compared to $19.2 million for 1998. This decrease in net interest income can be attributed to an increase in interest expense of $1.4 million, offset by an increase in interest income of $1.1 million.

Interest income. On a tax equivalent basis, interest income increased $1.1 million or 1.7% to $67.5 million for 1999, compared to $66.3 million for 1998. This increase in interest income can be attributed to increases in interest earned on securities, loans receivable and FHLB stock of $441,000, $704,000 and $31,000, respectively, partially offset by a decrease in interest earned on cash equivalents of $46,000.

Interest earned on securities increased $441,000 to $37.4 million for 1999, compared to $37.0 million for 1998 as average balances increased $9.7 million. Partially offsetting this volume increase was a slight decline in the yield on securities to 6.68% for 1999 compared to 6.72% for 1998.

Interest earned on loans receivable increased $704,000 or 2.5% to $28.6 million for 1999, compared to $27.9 million for 1998. This increase was primarily attributable to an increase in the average balance of loans outstanding of $21.1 million or 6.0% to $376.2 million for 1999 compared to $355.1 million for 1998. Partially offsetting this volume increase was a decline in the yield on loans to 7.59% for 1999, compared to 7.84% for 1998.

Interest earned on cash equivalents decreased $46,000 to $252,000 for 1999, compared to $298,000 for 1998 as the average balance decreased $341,000 or 4.1% and the yield decreased to 3.15% for 1999, compared to 3.57% for 1998.

Income from FHLB stock increased $31,000 to $1.2 million for 1999, compared to 1998 as the yield increased to 6.63% for 1999, compared to 6.50% for 1998.

Interest expense. Interest expense increased $1.4 million or 2.9% to $48.5 million for 1999, compared to $47.1 million for 1998. This increase in interest expense can be attributed to increases in interest incurred on reverse repurchases and other borrowings of $2.9 million, partially offset by decreases in interest incurred on deposits and FHLB advances of $223,000 and $1.3 million, respectively.

Interest incurred on deposits decreased $223,000 or 1.3% to $17.4 million for 1999, compared to $17.6 million for 1998. This decrease was primarily attributable to a decrease in the cost of deposits to 4.17% for 1999, compared to 4.37% for 1998, partially offset by an increase in the average balance of interest-bearing deposits of $14.1 million or 3.5% to $417.4 million for 1999, compared to $403.3 million for 1998.

Interest incurred on FHLB advances decreased $1.3 million or 6.0% to $19.5 million for 1999, compared to $20.8 million for 1998. This decrease was primarily attributable to a decrease in the average balance of FHLB advances of $9.9 million or 3.0% to $319.0 million for 1999, compared to $328.9 million for 1998. Also contributing to the decrease in interest incurred on FHLB advances was a decrease in the cost of these funds to 6.12% for 1999, compared to 6.31% for 1998.

Interest incurred on reverse repurchase agreements increased $2.9 million to $9.4 million for 1999, compared to $6.5 million for 1998. The increase was primarily attributable to an increase in the average balance of reverse repurchase agreements of $52.3 million or 46.0% to $166.0 million for 1999, compared to $113.7 million for

================================================================================
ESB Financial Corporation              15                   2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

1998. The increase in the average balance was a result of the Company's decision to enter into reverse repurchase agreements during the period due to their lower cost of funds. Partially offsetting this increase in the average balance was a decrease in the cost of these funds to 5.64% for 1999, compared to 5.72% for 1998.

Interest expense on subordinated debt increased $5,000 to $2.2 million for 1999, compared to 1998. The average balance of the subordinated debt increased $19,000 to $24.0 million for 1999, compared to 1998. Also contributing to the increase in interest incurred on subordinated debt was an increase due to amortization of the deferred debt issuance cost in 1999, compared to 1998.

Provision for loan losses. The Company records provisions for loan losses to bring the total allowance for loan losses to a level deemed adequate to cover embedded losses in the loan portfolio. In determining the appropriate level of allowance for loan losses, management considers historical loss experience, the financial condition of borrowers, economic conditions (particularly as they relate to markets where the Company originates loans), the status of non-performing assets, the estimated underlying value of the collateral and other factors related to the collectibility of the loan portfolio.

The provision for loan losses increased $49,000 to $54,000 for 1999, compared to $5,000 for 1998. The increase in the provision for loan losses can be attributed to a slight increase in the reserve percentage that the Company uses for loans classified as substandard.

As a result of the provision for loan losses recorded during 1999 and 1998, the Company's allowance for loan losses amounted to $4.8 million or 1.16% of the Company's total loan portfolio at December 31, 1999, compared to $4.8 million or 1.26% at December 31, 1998. The Company's allowance for loan losses as a percentage of non-performing loans at December 31, 1999 and 1998 was 111.3% and 96.7%, respectively.

At December 31, 1999, the Company had $1.6 million in outstanding Bennett Funding Group leases, compared to $1.9 million at December 31, 1998. The total loan loss reserves associated with these leases were $1.6 million at December 31, 1999.

Noninterest income. Noninterest income increased $1.1 million or 57.6% to $3.1 million for 1999, compared to $1.9 million for 1998. This increase can be attributed to increases in net realized gains on sales of securities available for sale of $167,000, the cash surrender value of the bank owned life insurance of $771,000 and other noninterest income of $307,000, offset by a decrease in fees and service charges of $128,000. The decrease in fees and service charges of $128,000 can primarily be attributable to decreases in late charges and service fees on loans and servicing fees on NOW accounts of $85,000 and $46,000, respectively.

Noninterest expense. Noninterest expense increased $1.4 million or 12.3% to $12.4 million for 1999, compared to $11.1 million for 1998. This increase can be attributed to increases in compensation and employee benefits, premises and equipment, federal insurance premiums, data processing expense and other expenses of $592,000, $427,000, $5,000, $78,000 and $258,000, respectively.

Compensation and employee benefits expense increased $592,000 or 9.6% to $6.8 million for 1999, compared to $6.2 million for 1998. This increase can be attributed to additional staffing needs of the Company and normal salary increases between the years.

Premises and occupancy expense increased $427,000 or 39.2% to $1.5 million for 1999, compared to $1.1 million for 1998. This increase can be attributed to the depreciation expense related to the new Wexford building opened in January of 1999 and a full twelve months of depreciation expense related to the new Franklin Township branch office which was opened in September of 1998, offset by a reduction in depreciation expense related to certain assets becoming fully depreciated near the end of 1998 and the beginning of 1999.

================================================================================
ESB Financial Corporation              16                    2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
===============================================================================

Federal insurance premiums expense increased $5,000 or 2.0% to $250,000 for 1999, compared to $245,000 for 1998. The increase can be attributed to the increase in deposits of $8.7 million or 2.1% to $431.8 million for 1999, compared to $423.1 million for 1998.

Data processing expense increased $78,000 or 16.1% to $563,000 for 1999, compared to $485,000 for 1998. This increase can be attributed to the costs associated with the Company's new third party provided relational database system.

Other expenses increased $258,000 or 8.4% to $3.3 million for 1999, compared to $3.1 million for 1998. This increase can primarily be attributed to a write-down of real estate held for future development of $205,000 and an increase in organizational dues and subscriptions of $45,000.

Provision for income taxes. The provision for income taxes decreased $440,000 or 29.0% to $1.1 million for 1999, compared to $1.5 million for 1998. This decrease was primarily the result of a decrease in income before income taxes of $680,000 or 9.0% to $6.8 million for 1999, compared to $7.5 million for 1998.

Asset and Liability Management
------------------------------

The primary objective of the Company's asset and liability management function is to maximize the Company's net interest income while simultaneously maintaining an acceptable level of interest rate risk given the Company's operating environment, capital and liquidity requirements, performance objectives and overall business focus. The principal determinant of the exposure of the Company's earnings to interest rate risk is the timing difference between the repricing or maturity of interest-earning assets and the repricing or maturity of its interest-bearing liabilities. The Company's asset and liability management policies are designed to decrease interest rate sensitivity primarily by shortening the maturities of interest-earning assets while at the same time extending the maturities of interest-bearing liabilities. The Board of Directors of the Company continues to believe in strong asset/liability management in order to insulate the Company from material and prolonged increases in interest rates. As a result of this policy, the Company emphasizes a larger, more diversified portfolio of residential mortgage loans in the form of mortgage-backed securities. Mortgage-backed securities generally increase the quality of the Company's assets by virtue of the insurance or guarantees that back them, are more liquid than individual mortgage loans and may be used to collateralize borrowings or other obligations of the Company.

The Company's Board of Directors has established an Asset and Liability Management Committee consisting of four outside directors, the President and Chief Executive Officer, Group Senior Vice President/Chief Financial Officer, Group Senior Vice President/Operations, Group Senior Vice President/Lending and Group Senior Vice President/Administration. This committee, which meets at least quarterly, generally monitors various asset and liability management policies and strategies, which were implemented by the Company over the past few years. These strategies have included: (i) an emphasis on the investment in adjustable-rate and shorter duration mortgage-backed securities, (ii) an emphasis on the origination of single-family residential adjustable-rate mortgages (ARMs), residential construction loans and commercial real estate loans, which generally have adjustable or floating interest rates and/or shorter maturities than traditional single-family residential loans, and consumer loans, which generally have shorter terms and higher interest rates than mortgage loans, (iii) the purchase of off-balance sheet interest rate caps which help to insulate the Bank's interest rate risk position from increases in interest rates and (iv) increase the duration of the liability base of the Company by extending the maturities of savings deposits, borrowed funds and reverse repurchase agreements.

As of December 31, 2000, the implementation of these asset and liability initiatives resulted in the following: (i) $216.3 million or 40.0% of the Company's total loan portfolio had adjustable interest rates or maturities of 12

================================================================================
ESB Financial Corporation              17                   2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

months or less; (ii) $147.2 million or 39.6% of the Company's portfolio of single-family residential mortgage loans (including residential construction loans) consisted of ARMs; (iii) $151.1 million or 36.6% of the Company's portfolio of mortgage-backed securities were secured by ARMs; and (iv) the Company had $10.0 million in notional amount of interest rate caps.

Interest Rate Sensitivity Gap Analysis

The implementation of the foregoing asset and liability initiatives and strategies, combined with other external factors such as demand for the Company's products and economic and interest rate environments in general, has resulted in the Company being able to maintain a one-year interest rate sensitivity gap ranging between a positive 5.0% of total assets to a negative 15.0% of total assets. The one-year interest rate sensitivity gap is defined as the difference between the Company's interest-earning assets, which are scheduled to mature or reprice within one year and its interest-bearing liabilities, which are scheduled to mature or reprice within one year. At December 31, 2000, the Company's interest-earning assets maturing or repricing within one year totaled $433.6 million while the Company's interest-bearing liabilities maturing or repricing within one-year totaled $462.4 million, providing a deficiency of interest-earning assets over interest-bearing liabilities of $28.8 million or a negative 2.4% of total assets. At December 31, 2000, the percentage of the Company's assets to liabilities maturing or repricing within one year was 93.8%. The Company does not presently anticipate that its one-year interest rate sensitivity gap will fluctuate beyond a range of a positive 5.0% of total assets to a negative 15.0% of total assets.

The following table presents the amounts of interest-earning assets and interest-bearing liabilities outstanding as of December 31, 2000 which are expected to mature, prepay or reprice in each of the future time periods presented:

--------------------------------------------------------------------------------------------------------------------------------
(Dollar amounts in thousands)                       Due in    Due within    Due within    Due within     Due in
                                                  six months  six months      one to       three to       over
                                                   or less    to one year   three years   five years   five years       Total
--------------------------------------------------------------------------------------------------------------------------------
Total interest-earning assets                     $ 298,540   $ 135,054     $  204,839    $ 156,971     $ 360,091    $ 1,155,495

Total interest-bearing liabilities                  314,179     148,221        455,791       86,908       116,353      1,121,452
                                                  ---------   ---------     ----------    ---------     ---------    -----------
Maturity or repricing gap during the period       $ (15,639)  $ (13,167)    $ (250,952)   $  70,063     $ 243,738    $    34,043
                                                  =========   =========     ==========    =========     =========    ===========
Cumulative gap                                    $ (15,639)  $ (28,806)    $ (279,758)   $(209,695)    $  34,043
                                                  =========   =========     ==========    =========     =========
Ratio of gap during the period to total assets        (1.30%)     (1.10%)       (20.91%)       5.84%        20.31%
                                                  =========   =========     ==========    =========     =========
Ratio of cumulative gap to total assets               (1.30%)     (2.40%)       (23.31%)     (17.47%)        2.84%
                                                  =========   =========     ==========    =========     =========
Total assets                                                                                                         $ 1,200,150
                                                                                                                     ===========
--------------------------------------------------------------------------------------------------------------------------------

The one-year interest rate sensitivity gap has been the most common industry standard used to measure an institution's interest rate risk position. In recent years, in addition to utilizing interest rate sensitivity gap analysis, the Company has increased its emphasis on the utilization of interest rate sensitivity simulation analysis to evaluate and manage interest rate risk.

================================================================================
ESB Financial Corporation              18                   2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Interest Rate Sensitivity Simulation Analysis

The Company also utilizes income simulation modeling in measuring its interest rate risk and managing its interest rate sensitivity. The Asset and Liability Management Committee of the Company believes that simulation modeling enables the Company to more accurately evaluate and manage the possible effects on net interest income due to the exposure to changing market interest rates, the slope of the yield curve and different loan and mortgage-backed security prepayment and deposit decay assumptions under various interest rate scenarios.

As with gap analysis and earnings simulation modeling, assumptions about the timing and variability of cash flows are critical in net portfolio equity valuation analysis. Particularly important are the assumptions driving mortgage prepayments and the assumptions about expected attrition of the core deposit portfolios. These assumptions are based on the Company's historical experience and industry standards and are applied consistently across the different rate risk measures.

The Company has established the following guidelines for assessing interest rate risk:

       Net interest income simulation. Given a 200 basis point parallel and gradual increase or decrease in market interest rates, net interest income may not change by more than 10% for a one-year period.

       Portfolio equity simulation. Portfolio equity is the net present value of the Company's existing assets and liabilities. Given a 200 basis point immediate and permanent increase or decrease in market interest rates, portfolio equity may not correspondingly decrease or increase by more than 50% of stockholders' equity.

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 2000 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 2000 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 2000 for portfolio equity:

-------------------------------------------------------------------------------------------------------------------------
                                                                 Increase                               Decrease
                                                        -------------------------------      ----------------------------
                                                           +100               +200                -100           -200
                                                            BP                 BP                  BP             BP
-------------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                  1.18%              1.40%             (0.20%)        (1.57%)
Return on average equity - increase (decrease)             2.18%              2.63%             (0.54%)        (3.08%)
Diluted earnings per share - increase (decrease)           2.34%              2.82%             (0.40%)        (3.06%)
Portfolio equity - increase (decrease)                   (18.05%)           (36.39%)             8.46%          8.74%
-------------------------------------------------------------------------------------------------------------------------


================================================================================
ESB Financial Corporation              19                    2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

The following table presents the simulated impact of a 100 basis point or 200 basis point upward or downward shift of market interest rates on net interest income, return on average equity, diluted earnings per share and the change in portfolio equity. This analysis was done assuming that the interest-earning asset and interest-bearing liability levels at December 31, 1999 remained constant. The impact of the market rate movements was developed by simulating the effects of rates changing gradually over a one-year period from the December 31, 1999 levels for net interest income, return on average equity and diluted earnings per share. The impact of market rate movements was developed by simulating the effects of an immediate and permanent change in rates at December 31, 1999 for portfolio equity:

------------------------------------------------------------------------------------------------------------------------
                                                                  Increase                            Decrease
                                                       -------------------------------     -----------------------------
                                                           +100               +200             -100             -200
                                                            BP                 BP               BP               BP
------------------------------------------------------------------------------------------------------------------------
Net interest income - increase (decrease)                 (1.85%)            (2.52%)           0.66%           1.09%
Return on average equity - increase (decrease)            (3.21%)            (4.40%)           1.10%           1.83%
Diluted earnings per share - increase (decrease)          (3.34%)            (4.61%)           1.11%           1.83%
Portfolio equity - increase (decrease)                   (18.75%)           (38.13%)          16.63%          29.63%
------------------------------------------------------------------------------------------------------------------------

Liquidity and Capital Resources
-------------------------------

The Company's primary sources of funds are deposits, advances from the FHLB, loan and security repayments and funds provided by operations. While payments of principal and interest on loans and other investments are relatively predictable sources of funds, deposit flows are much less predictable since they are greatly influenced by the level of interest rates, the state of the economy, competition and industry conditions.

The Bank's liquidity ratio fluctuates depending primarily upon deposit flow. At December 31, 2000 the Bank's liquidity ratio was 15.0%. The sources of liquidity and capital resources discussed above are believed by management to be sufficient to fund outstanding loan commitments and meet other obligations.

Current regulatory requirements specify that ESB and similar institutions must maintain tangible capital equal to 1.5% of adjusted total assets, core capital equal to 4.0% of adjusted total assets and risk-based capital equal to 8.0% of risk-weighted assets. The Office of the Comptroller of the Currency and the FDIC have adopted more stringent core capital requirements which require that the most highly rated banks have a minimum core capital ratio of 5.0%, with an additional 100 to 200 basis point cushion required for all other banks as established by the regulator on a case-by-case basis. Both the FDIC and the OTS reserve the right to apply this higher standard to any insured financial institution when considering an institution's capital adequacy. At December 31, 2000, ESB was in compliance with all regulatory capital requirements with tangible, core and risk-based capital ratios of 6.8%, 6.8% and 15.3%, respectively.


================================================================================
ESB Financial Corporation              20                   2000 Annual Report

Management's Discussion and Analysis of
Financial Condition and Results of Operations (continued)
================================================================================

Impact of Inflation and Changing Prices
---------------------------------------

The consolidated financial statements of the Company and related notes presented herein have been prepared in accordance with generally accepted accounting principles which require the measurement of financial condition and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

Unlike most industrial companies, substantially all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services since such prices are affected by inflation to a larger degree than interest rates. In the current interest rate environment, liquidity and the maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Recent Accounting and Regulatory Pronouncements
-----------------------------------------------

In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure the instruments at their fair value. A derivative may be designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. This statement was to be effective for fiscal years beginning June 15, 1999. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133", which delays the effective date of SFAS No. 133 to the first quarter of fiscal years beginning after June 15, 2000. This statement will be in effect in 2001 for the Company. Management has evaluated the impact of SFAS 133 and determined that it will not materially affect the Company's financial position or results of operations.


================================================================================
ESB Financial Corporation              21                   2000 Annual Report

Consolidated Statements of Financial Condition
================================================================================
(Dollar amounts in thousands, except share data)

                                                                                                December 31,
                                                                                     --------------------------------
                                                                                          2000                1999
                                                                                     ------------        ------------
                                    Assets
                                    ------

  Cash on hand and in banks                                                          $    4,428          $    6,712
  Interest-earning deposits                                                               8,262               5,780
  Federal funds sold                                                                        636                 269
  Securities available for sale; cost of $609,552 and $579,046                          605,414             561,125
  Loans receivable, net of allowance for loan losses of $4,981 and $4,823               512,228             393,929
  Accrued interest receivable                                                             8,220               6,871
  Federal Home Loan Bank (FHLB) stock                                                    19,899              18,435
  Premises and equipment, net                                                             8,978               6,880
  Real estate acquired through foreclosure, net                                           1,817                  71
  Prepaid expenses and other assets                                                      13,627              16,589
  Bank owned life insurance                                                              16,641              15,784
                                                                                     ----------          ----------

          Total assets                                                               $1,200,150          $1,032,445
                                                                                     ==========          ==========
                     Liabilities and Stockholders' Equity
                     ------------------------------------

  Liabilities:
     Deposits                                                                        $  508,913          $  431,783
     Borrowed funds                                                                     396,817             317,636
     Reverse repurchase agreements                                                      191,272             201,920
     Guaranteed preferred beneficial interest in subordinated debt, net                  24,115              24,071
     Advance payments by borrowers for taxes and insurance                                4,640               3,339
     Accrued expenses and other liabilities                                               6,130               3,814
                                                                                     ----------          ----------

          Total liabilities                                                           1,131,887             982,563
                                                                                     ----------          ----------

  Stockholders' Equity:
     Preferred stock, $.01 par value, 5,000,000 shares authorized;
          none issued                                                                         -                   -
     Common stock, $.01 par value, 10,000,000 shares authorized;
          7,490,803 and 6,337,755 shares issued;
          6,009,291 and 5,102,655 shares outstanding                                         75                  63
     Additional paid-in capital                                                          73,669              59,686
     Treasury stock, at cost; 1,481,512 and 1,235,100 shares                            (21,915)            (19,214)
     Unearned Employee Stock Ownership Plan (ESOP) shares                                (3,456)             (3,076)
     Unvested shares held by Management Recognition Plan (MRP)                             (237)               (237)
     Retained earnings                                                                   22,858              24,488
     Accumulated other comprehensive loss, net                                           (2,731)            (11,828)
                                                                                     ----------          ----------

          Total stockholders' equity                                                     68,263              49,882
                                                                                     ----------          ----------
               Total liabilities and stockholders' equity                            $1,200,150          $1,032,445
                                                                                     ==========          ==========

See accompanying notes to consolidated financial statements.

================================================================================
ESB Financial Corporation              22                   2000 Annual Report

Consolidated Statements of Operations
================================================================================
(Dollar amounts in thousands, except share data)

                                                                                    Year ended December 31,
                                                                           -----------------------------------------
                                                                             2000            1999             1998
                                                                           --------        --------         --------
Interest income:
   Loans receivable                                                        $ 37,057        $ 28,556         $ 27,852
   Securities available for sale                                             39,682          33,376           29,903
   Securities held to maturity                                                    -           1,386            4,547
   FHLB stock                                                                 1,359           1,222            1,191
   Deposits with banks and federal funds sold                                   364             252              298
                                                                           --------        --------         --------
     Total interest income                                                   78,462          64,792           63,791
                                                                           --------        --------         --------

Interest expense:
   Deposits                                                                  21,829          17,417           17,640
   Borrowed funds and reverse repurchase agreements                          35,041          28,886           27,279
   Guaranteed preferred beneficial interest in subordinated debt              2,226           2,226            2,221
                                                                           --------        --------         --------
     Total interest expense                                                  59,096          48,529           47,140
                                                                           --------        --------         --------

Net interest income                                                          19,366          16,263           16,651
   (Recovery of) provision for loan losses                                      (55)             54                5
                                                                           --------        --------         --------

Net interest income after (recovery of) provision for loan losses            19,421          16,209           16,646
                                                                           --------        --------         --------

Noninterest income:
   Fees and service charges                                                   1,499           1,337            1,465
   Net realized (loss) gain on sale of securities available for sale            (28)            544              377
   Increase of cash surrender value of bank owned life insurance                857             777                6
   Other                                                                        565             398               91
                                                                           --------        --------         --------
     Total noninterest income                                                 2,893           3,056            1,939
                                                                           --------        --------         --------

Noninterest expense:
   Compensation and employee benefits                                         8,022           6,753            6,161
   Premises and equipment                                                     1,945           1,515            1,088
   Federal deposit insurance premiums                                            99             250              245
   Data processing                                                              580             563              485
   Other                                                                      3,692           3,346            3,088
                                                                           --------        --------         --------
     Total noninterest expense                                               14,338          12,427           11,067
                                                                           --------        --------         --------

Income before provision for income taxes                                      7,976           6,838            7,518
   Provision for income taxes                                                 1,243           1,077            1,517
                                                                           --------        --------         --------

Net income                                                                 $  6,733        $  5,761         $  6,001
                                                                           ========        ========         ========

Net income per share:
     Basic                                                                 $   1.18        $   1.05         $   1.02
                                                                           ========        ========         ========
     Diluted                                                               $   1.16        $   1.03         $   0.98
                                                                           ========        ========         ========

See accompanying notes to consolidated financial statements.

================================================================================
ESB Financial Corporation             23                      2000 Annual Report

Consolidated Statements of Changes in Stockholders' Equity
================================================================================
(Dollar amounts in thousands, except share data)

                                                                                                 Accumulated
                                                                                                    other
                                           Additional            Unearned  Unvested             comprehensive      Total
                                   Common    paid-in  Treasury     ESOP      MRP      Retained  income (loss)  stockholders'
                                   stock     capital    stock     shares    shares    earnings    net of tax       equity
                                   ------  ---------  --------   -------   -------    --------   -----------   ------------
   Balance at December 31, 1997    $   58  $  48,646  $ (7,363)  $(2,551)  $  (237)   $ 27,747   $     2,209   $     68,509
   Comprehensive results:
     Net income for 1998                -          -         -         -         -       6,001             -          6,001
     Other comprehensive
     results, net                       -          -         -         -         -           -        (1,616)        (1,616)
     Reclassification
     adjustment                         -          -         -         -         -           -          (132)          (132)
                                   ------  ---------  --------   -------   -------    --------   -----------   ------------
   Total comprehensive
     results                                                                             6,001        (1,748)         4,253
   Cash dividends at $0.32
     per share                          -          -         -         -         -      (1,861)            -         (1,861)
   Common stock dividend of 10%         5     10,224         -         -         -     (10,229)            -              -
   Payment of cash in lieu
     of fractional shares for
     10% stock dividend                 -        (15)        -         -         -           -             -            (15)
   Purchase of treasury stock, at
     cost (639,565 shares)              -          -   (10,971)        -         -           -             -        (10,971)
   Reissuance of treasury stock
     for stock option exercises         -        367     1,493         -         -        (788)            -          1,072
   Principal payments on
     ESOP debt                          -        226         -       459         -           -             -            685
   Additional ESOP shares
     purchased                          -          -         -      (589)        -           -             -           (589)
                                   ------  ---------  --------   -------   -------    --------   -----------   ------------
   Balance at December 31, 1998        63     59,448   (16,841)   (2,681)     (237)     20,870           461         61,083
   Comprehensive results:
     Net income for 1999                -          -         -         -         -       5,761             -          5,761
     Transfer of securities
       from held to maturity
       to available for sale, net       -          -         -         -         -           -          (138)          (138)
   Other comprehensive
     results, net                       -          -         -         -         -           -       (11,718)       (11,718)
   Reclassification
     adjustment                         -          -         -         -         -           -          (433)          (433)
                                   ------  ---------  --------   -------   -------    --------   -----------   ------------
   Total comprehensive results                                                           5,761       (12,289)        (6,528)
   Cash dividends at $0.33
     per share                          -          -         -         -         -      (1,801)            -         (1,801)
   Purchase of treasury stock,
     at cost (199,162 shares)           -          -    (2,839)        -         -           -             -         (2,839)
   Reissuance of treasury
     stock for stock option
     exercises                          -        145       466         -         -        (342)            -            269
   Principal payments on
   ESOP debt                            -         93         -       469         -           -             -            562
   Additional ESOP shares
     purchased                          -          -         -      (864)        -           -             -           (864)
                                   ------  ---------  --------   -------   -------    --------   -----------   ------------
   Balance at December 31, 1999        63     59,686   (19,214)   (3,076)     (237)     24,488       (11,828)        49,882
   Comprehensive results:
     Net income for 2000                -          -         -         -         -       6,733             -         6,733
     Other comprehensive
       results, net                     -          -         -         -         -           -         9,060         9,060
     Reclassification
       adjustment                       -          -         -         -         -           -            37            37
                                   ------  ---------  --------   -------   -------    --------   -----------   ------------
   Total comprehensive results                               -                           6,733         9,097        15,830
   Common stock issued as a
     result of the acquisition
     of SHS                             6      8,065         -      (888)        -           -             -         7,183
   Cash dividends at $0.38              -          -         -         -         -      (2,164)            -        (2,164)
     per share
   Common stock dividend of 10%         6      5,921         -         -         -      (5,927)            -             -
   Payment of cash in lieu of
     fractional shares for 10%
     stock dividend                     -         (5)        -         -         -           -             -            (5)
   Purchase of treasury
     stock, at cost (280,320
     shares)                            -          -    (3,134)        -         -           -             -         (3,134)
   Reissuance of treasury
     stock for stock option
     exercises                          -         54       433         -         -        (272)            -            215
   Principal payments on ESOP
     debt                               -        (52)        -       606         -           -             -            554
   Additional ESOP shares
   purchased                            -          -         -       (98)        -           -             -            (98)
                                   ------  ---------  --------   -------   -------    --------   -----------   ------------
   Balance at December 31, 2000    $   75  $  73,669 $ (21,915)  $(3,456)  $  (237)   $ 22,858   $    (2,731)  $     68,263
                                   ======  ========= =========   =======   =======    ========   ===========   ============

         See accompanying notes to consolidated financial statements.

================================================================================
ESB Financial Corporation            24                       2000 Annual Report

================================================================================
(Dollar amounts in thousands, except share data)

                                                                                      Year ended December 31,
                                                                                 ----------------------------------------
                                                                                       2000        1999          1998
                                                                                 -------------  ----------    -----------
Operating activities:
   Net income                                                                    $    6,733      $  5,761      $   6,001
   Adjustments to reconcile net income to net cash provided by operating activities:
        Depreciation and amortization for premises and equipment                        758           607            364
        Provision for losses                                                             94            63              6
        Amortization of premiums and accretion of discounts                            (545)        1,331          2,106
        Origination of loans available for sale                                      (2,802)       (9,562)       (13,409)
        Proceeds from sale of loans available for sale                                2,820         9,642         11,266
        Net loss (gain) on sale of securities available for sale                         28          (544)          (377)
        Amortization of intangible assets                                               732           603            603
        Compensation expense on ESOP                                                    554           562            685
        Increase in accrued interest receivable                                        (785)          (79)          (717)
        Decrease (increase) in prepaid expenses and other assets                        648          (502)          (493)
        Increase (decrease) in accrued expenses and other liabilities                 1,180          (937)           526
        Other                                                                        (1,104)         (581)          (261)
                                                                                -----------     ---------      ---------
     Net cash provided by operating activities                                        8,311         6,364          6,300
                                                                                -----------     ---------      ---------

Investing activities:

   Loan originations and purchases                                                 (160,593)     (146,981)      (140,377)
   Purchases of securities available for sale                                      (127,961)     (203,735)      (285,965)
   Purchases of securities held to maturity                                               -             -           (993)
   Purchases of FHLB stock                                                             (837)            -           (609)
   Additions to premises and equipment                                               (1,922)       (1,305)        (3,238)
   Purchase of bank owned life insurance                                                  -             -        (15,006)
   Principal repayments of loans receivable                                         100,886       112,754        118,792
   Principal repayments of securities available for sale                             72,034        86,319        118,356
   Principal repayments of securities held to maturity                                    -         8,324         28,172
   Proceeds from the sale of securities available for sale                           49,374        73,791        109,221
   Proceeds from sale of REO                                                            434           306            318
   Payment for purchase of SHS, net of cash acquired                                 (3,082)            -              -
                                                                                -----------     ---------      ---------
     Net cash used in investing activities                                          (71,667)      (70,527)       (71,329)
                                                                                -----------     ---------      ---------

Financing activities:
   Net increase in deposits                                                           9,698         8,732         23,483
   Proceeds from long-term borrowings                                               228,474       148,485        172,107
   Repayments of long-term borrowings                                              (210,649)      (94,575)      (129,439)
   Net increase in short-term borrowings                                             41,594         9,291          2,663
   Proceeds received from exercise of stock options                                     215           269          1,072
   Dividends paid                                                                    (2,179)       (1,878)        (1,941)
   Payments to acquire treasury stock                                                (3,134)       (2,839)       (10,971)
   Stock purchased by ESOP                                                              (98)         (864)          (589)
                                                                                -----------     ---------      ---------
     Net cash provided by financing activities                                       63,921        66,621         56,385
                                                                                -----------     ---------      ---------
Net increase (decrease) in cash equivalents                                             565         2,458         (8,644)
Cash equivalents at beginning of period                                              12,761        10,303         18,947
                                                                                -----------     ---------      ---------
Cash equivalents at end of period                                                $   13,326      $ 12,761      $  10,303
                                                                                ===========     =========      =========

Continued

================================================================================
ESB Financial Corporation               25                   2000 Annual Report

================================================================================
(Dollar amounts in thousands, except share data)

                                                                                            Year ended December 31,
                                                                                     ----------------------------------
                                                                                       2000         1999         1998
                                                                                     --------    --------      --------
Supplemental information:

   Interest paid                                                                   $  60,530    $  48,505    $  45,133
   Income taxes paid                                                                   2,461        1,544        1,733

   Supplemental schedule of non-cash investing and financing activities:
     Transfers from loans receivable to real estate acquired
          through foreclosure                                                          2,050          333           53
     Transfers of securities from held to maturity to available for sale                   -       54,464            -
     Dividends declared but not paid                                                     601          461          474
     Stock dividend paid                                                               5,927            -       10,229

     The Company purchased all of the common stock of SHS for $14.5 million. In conjunction with the acquisition, the assets acquired and liabilities assumed were as follows:
          Fair value of assets acquired                                               91,550            -            -
          Stock and stock options issued for the purchase of SHS
             common stock                                                             (8,071)           -            -
          Cash paid for SHS common stock                                              (6,448)           -            -
          Liabilities assumed                                                        (79,116)           -            -
                                                                                  ----------    ---------    ---------
             Excess liabilities assumed over assets acquired                       $  (2,085)   $       -            -
                                                                                  ----------    ---------    ---------


See accompanying notes to consolidated financial statements.

================================================================================
ESB Financial Corporation              26                    2000 Annual Report

Notes to Consolidated Financial Statements
================================================================================

1.   Summary of Significant Accounting Policies

     Principles of Consolidation

     ESB Financial Corporation (the Company) is a publicly traded Pennsylvania thrift holding company. The consolidated financial statements include the accounts of the Company and its direct and indirect wholly owned subsidiaries, ESB Bank, F.S.B. (ESB or the Bank), PennFirst Financial Services, Inc., PennFirst Capital Trust I (the Trust), THF, Inc. (THF), AMSCO, Inc. and ESB Financial Services, Inc. ESB is a federally chartered Federal Deposit Insurance Corporation (FDIC) insured stock savings bank. All significant intercompany transactions and balances have been eliminated in consolidation.

     Basis of Presentation

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make some estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. Certain amounts previously reported for 1999 and 1998 have been reclassified to conform with the financial statement presentation for 2000. All share and related price and dividend amounts presented herein have been restated to reflect prior period stock dividends and stock splits.

     Operating Segments

     An operating segment is defined as a component of an enterprise that engages in business activities that generate revenue and incur expense, and the operating results of which are reviewed by management. ESB's business activities are currently confined to one operating segment which is community banking.

     Cash Equivalents

     Cash equivalents include cash on hand and in banks, interest-earning deposits and federal funds sold. The Board of Governors of the Federal Reserve System imposes certain reserve requirements on all depository institutions. These reserves are maintained in the form of vault cash or as a noninterest-bearing balance with the Federal Reserve Bank. Required reserves averaged $1.1 million during the year 2000.

     Securities Available for Sale and Held to Maturity

     Securities include investments primarily in bonds and notes and are classified as either available for sale or held to maturity at the time of purchase based on management's intent. Such intent includes consideration of the interest rate environment, prepayment risk, credit risk, maturity and repricing characteristics, liquidity considerations, investment and asset/liability management policies and other pertinent factors. The appropriateness of the classification is reassessed at each reporting date.

     Unrealized holding gains and losses, net of applicable income taxes, on available for sale securities are reported as accumulated other comprehensive income until realized. Gains and losses on the sale of securities are determined using the specific identification method and are included in operations in the period sold.

     Declines in the fair value of securities below their cost that are other than temporary result in the security being written down to fair value on an individual basis. Any related write-downs are included in operations as realized losses. Yields and carrying values for certain mortgage-backed securities are subject to normal interest rate and prepayment risks.

================================================================================
ESB Financial Corporation              27                     2000 Annual Report

================================================================================

1.   Summary of Significant Accounting Policies (continued)

     Securities Available for Sale and Held to Maturity (continued)

     Premiums and discounts on securities are recognized in interest income using the interest method over the period to maturity.

     On June 30, 1999, the Company reclassified its held to maturity (HTM) portfolio to the available for sale (AFS) portfolio. As of the reclassification, the Company had $54.5 million of amortized cost in securities classified as HTM of which $42.5 million were fixed rate mortgage-backed securities (MBS), $8.0 million were municipal bonds and $4.0 million were U.S. Government and agency bond securities. When the securities were transferred to the AFS portfolio the following unrealized gains/losses were recorded: the fixed rate MBS had a related unrealized loss of $534,000, the municipal bonds had a related unrealized gain of $327,000 and the U.S. Government and agency bond securities had a related unrealized loss of $2,000 for a net unrealized loss of $209,000. The tax benefit associated with the unrealized loss was $71,000.

     The transfer of securities from the HTM portfolio has provided the Company with greater flexibility to restructure the portfolio as needed, in order to attain the maximum overall yield on the investment portfolio while maintaining acceptable levels of interest rate risk.

     Loans Receivable

     Loans receivable, for which management has the intent and the Company has the ability to hold for the foreseeable future or until maturity or payoff, are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of any deferred fees or costs on loans originated, unamortized premiums or discounts on loans purchased and the allowance for loan losses.

     Interest income on loans is accrued and credited to operations as earned. Interest income is not accrued for loans delinquent 90 days or greater. Interest on impaired loans is discontinued when, in management's opinion, the borrower may be unable to meet contractual payments. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest receipts on nonaccrual and impaired loans are recognized as interest revenue or applied to principal when management believes the ultimate collectibility of principal is in doubt.

     Discounts and premiums on purchased loans are recognized in interest income using the interest method over the remaining period to contractual maturity, adjusted for prepayments. Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment to the yield of the related loan over the loan's period to maturity. Loans originated and intended for sale are carried at the lower of cost or estimated market value in the aggregate.

     Impaired loans are identified and measured based on the present value of expected future cash flows discounted at the loan's effective interest rate, at the loan's observable market price or at the fair value of the collateral if the loan is collateral dependent. If the recorded investment in the loan exceeds the measure of fair value, a valuation allowance is established as a component of the allowance for loan losses. Impaired loans consist of non-homogeneous loans, which based on the evaluation of current information and events, management has determined that it is probable the Corporation will not be able to collect all amounts due according to the contractual terms of the loan agreement. The Corporation evaluates all commercial and commercial real estate loans which have been classified for regulatory reporting purposes, including non-accrual and restructured loans, in determining impaired loans.

================================================================================
ESB Financial Corporation              28                     2000 Annual Report

================================================================================

1.   Summary of Significant Accounting Policies (continued)

     Loans Receivable (continued)

     The allowance for loan losses is increased by charges to operations through the provision for loan losses and decreased by charge-offs, net of recoveries. Management's periodic evaluation of the appropriateness of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, current economic conditions and other factors as deemed appropriate.

     The allowance for loan losses is subjective and may be adjusted in the future depending on economic conditions and other factors. The regulatory examiners may require the Company to recognize adjustments to the allowance based upon their judgments about information available to them at the time of their examinations. Loans are charged off upon reaching various stages of delinquency depending upon the loan type.

     Real Estate Acquired Through Foreclosure

     Real estate properties acquired through foreclosure are initially recorded at the lower of cost or fair value at the date of foreclosure, establishing a new cost basis. After foreclosure, management periodically performs valuations and the real estate is carried at the lower of cost or fair value less estimated costs to sell. Revenue and expenses from operations of the properties, gains and losses on sales and additions to the valuation allowance are included in operating results.

     Premises and Equipment

     Land is carried at cost. Premises, furniture and equipment, and leasehold improvements are carried at cost less accumulated depreciation or amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, which are twenty-five to fifty years for buildings and three to ten years for furniture and equipment. Amortization of leasehold improvements is computed using the straight-line method over the term of the related lease.

     Intangible Assets

     Goodwill and core deposit intangible assets combined were $7.6 million and $6.3 million as of December 31, 2000 and 1999, respectively, and are amortized on a straight-line basis over the estimated benefit period, generally up to fifteen years. Intangible assets are reviewed for possible impairment when events or changed circumstances may affect the underlying basis of the asset.

     Income Taxes

     Deferred tax assets and liabilities are reflected at currently enacted income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

     Financial Instruments

     The Company purchases interest rate cap and floor contracts to manage its sensitivity to interest rate risk. These contracts may be designated as a hedge against certain on-balance sheet financial instruments if a high correlation exists between the contracts and the hedged instrument. High correlation is achieved based on the results of a mathematical correlation analysis or if the characteristics of the hedging instrument are

================================================================================
ESB Financial Corporation              29                     2000 Annual Report

================================================================================

1.   Summary of Significant Accounting Policies (continued)

     Financial Instruments (continued)

     structurally similar to the instrument being hedged. Hedge correlation of cap or floor contracts to a hedged instrument is reviewed periodically. The Company has adopted FASB SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities", which establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. It requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure the instruments at their fair value. A derivative may be designated as a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment, a hedge of the exposure to variable cash flows of a forecasted transaction, or a hedge of the foreign currency exposure of a net investment in a foreign operation, an unrecognized firm commitment, an available-for-sale security, or a foreign-currency-denominated forecasted transaction. This statement will be in effect starting in 2001 for the Company. Management has evaluated the impact of SFAS 133 and determined that it will not materially affect the Company's financial position or results of operations.

     The cost of these contracts are included in prepaid expenses and other assets and are amortized on a straight line basis over the shorter of the contractual life of the contract or the hedged instrument. Amortization is recorded as an adjustment to the yield or the cost of the hedged instrument. Realized gains and losses on the sale of a cap or floor contract designated as a hedge are deferred and amortized over the life of the hedged instrument as interest income or interest expense or, recognized in operating results at the time of disposition of the hedged instrument. Unrealized gains or losses of cap and floor contracts that meet the criteria for hedge accounting are not recognized in operating results but are included in the other comprehensive income calculation to the extent that the hedged instrument is a security classified as available for sale. Interest rate cap and floor contracts that do not meet the criteria for hedge accounting are recorded at estimated fair value with unrealized gains or losses included in operating results.

     In the ordinary course of business, the Company has entered into off-balance sheet financial instruments, consisting of commitments to extend credit, commitments under line of credit lending arrangements and letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are received.

     Fair Value of Financial Instruments

     The following methods and assumptions were used in estimating fair values of financial instruments.

          Cash equivalents - The carrying amounts of cash equivalents
          ----------------
          approximate their fair values.

          Securities - Fair values for securities are based on quoted market
          ----------
          prices.

          Accrued interest receivable and payable - The carrying amounts of
          ---------------------------------------
          accrued interest approximate their fair values.

          Loans receivable - For variable-rate loans that reprice frequently and
          ----------------
          have no significant change in credit risk, fair values are based on carrying values. Fair values for certain residential mortgage and consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values of commercial real estate and commercial business loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values of impaired loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

================================================================================
ESB Financial Corporation              30                     2000 Annual Report

================================================================================

1.   Summary of Significant Accounting Policies (continued)

     Fair Value of Financial Instruments (continued)

          FHLB stock - FHLB stock is restricted for trading purposes, and thus,
          ----------
          the carrying value approximates fair value.

          Deposits - The fair values disclosed for demand deposits are, by
          --------
          definition, equal to the amount payable on demand at the reporting date. Fair values for certificates of deposit are estimated using a discounted cash flow calculation that applies current market interest rates to a schedule of aggregated expected monthly maturities.

          Borrowed funds and subordinated debt - For variable rate borrowings,
          ------------------------------------
          fair values are based on carrying values. For fixed rate borrowings, fair values are based on the discounted value of contractual cash flows and on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

          Loan commitments - The fair value of loan commitments at December 31,
          ----------------
          2000 and 1999 approximated the carrying value of those commitments at those dates.

          Interest rate contracts - Estimated fair values of interest rate
          -----------------------
          contracts are based on quoted market prices, dealer quotes and prices obtained from independent pricing services.

          Bank owned life insurance (BOLI) - The fair value of BOLI at December
          --------------------------------
          31, 2000 and 1999 approximated the cash surrender value of the policies at those dates.

     Net Income Per Share

     The following table summarizes the Company's net income per share for the years ended December 31:

     -------------------------------------------------------------------------------------------------------
     (amounts, except earnings per share, in thousands)
     -------------------------------------------------------------------------------------------------------

                                                                            2000         1999         1998
                                                                          --------     --------     --------
     Net income                                                           $  6,733     $  5,761     $  6,001
     Weighted-average common shares outstanding                              5,719        5,470        5,872
                                                                          --------     --------     --------
        Basic earnings per share                                          $   1.18     $   1.05     $   1.02
                                                                          ========     ========     ========

     Weighted-average common shares outstanding                              5,719        5,470        5,872

     Common stock equivalents due to effect of stock options                    74          133          254
                                                                          --------     --------     --------
     Total weighted-average common shares and equivalents                    5,793        5,603        6,126
                                                                          --------     --------     --------

        Diluted earnings per share                                        $   1.16     $   1.03     $   0.98
                                                                          ========     ========     ========
     -------------------------------------------------------------------------------------------------------

     Options to purchase 73,729 shares of common stock at $10.61 per share, 66,856 shares of common stock at $16.36 per share, 84,868 shares of common stock at $12.73 per share and 121,954 shares of common stock at $10.38 per share were outstanding as of December 31, 2000 but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares. The options expire on June 30, 2007, June 30, 2008, June 30, 2009 and June 30, 2010, respectively. Options to purchase 68,294 shares of common stock at $16.36 per share and 86,466 shares of common stock at $12.73per share were outstanding as of December 31, 1999 but were not included in the computation of diluted earnings per share because the option's exercise price was greater than the average market price of the common shares. The options expire on June 30, 2008, June 30, 2009, respectively.

================================================================================
ESB Financial Corporation              31                     2000 Annual Report

================================================================================

2.   Securities

     The following table summarizes the Company's securities as of December 31:


     ===================================================================================================

     (In thousands)                                 Amortized     Unrealized    Unrealized       Fair
                                                      cost          gains         losses         value
     ---------------------------------------------------------------------------------------------------
     Available for sale:
     ------------------
        December 31, 2000:
          Trust Preferred securities                $   2,000     $       -     $    (287)     $   1,713
          U.S. Government securities                   19,983           175           (28)        20,130
          Municipal securities                         93,577         1,132          (844)        93,865
          Equity securities                             2,878           236          (580)         2,534
          Corporate Bonds                              77,931           771        (4,144)        74,558
          Mortgage-backed securities                  413,183         2,272        (2,841)       412,614
                                                    ---------     ---------     ---------      ---------
                                                    $ 609,552     $   4,586     $  (8,724)     $ 605,414
                                                    =========     =========     =========      =========
        December 31, 1999:
          Trust Preferred securities                $   3,274     $       -     $    (443)     $   2,831
          U.S. Government securities                   22,980             -          (641)        22,339
          Municipal securities                         89,597           741        (4,871)        85,467
          Equity securities                             2,682            75          (450)         2,307
          Corporate Bonds                              52,664             -        (1,351)        51,313
          Mortgage-backed securities                  407,849           666       (11,647)       396,868
                                                    ---------     ---------     ---------      ---------
                                                    $ 579,046     $   1,482     $ (19,403)     $ 561,125
                                                    =========     =========     =========      =========
     ---------------------------------------------------------------------------------------------------

The proceeds from the sale of securities as of December 31, 2000, 1999 and 1998 were $49.4 million, $73.8 million and $109.2 million, respectively. Gross realized gains and gross realized losses on sales of securities available for sale were $428,000 and $456,000, respectively, in 2000, $820,000 and $276,000, respectively, in 1999 and $923,000 and $546,000, respectively, in 1998.

At December 31, 2000 the book value of the Company's PNC Capital Trust Corp. Corporate Bond exceeded 10% of stockholders' equity. The book value and market values were $7.4 million and $6.9 million, respectively. The issue is classified as investment grade debt by a national rating service.

The following table summarizes scheduled maturities of the Company's securities as of December 31, 2000, excluding equity securities which have no maturity dates:

     ---------------------------------------------------------------------------
     (In thousands)                                       Available for sale
                                                      --------------------------
                                                      Amortized          Fair
                                                        cost             value
     ---------------------------------------------------------------------------
     Due in one year or less                          $   2,203        $   2,231
     Due from one year to five years                     24,745           25,020
     Due from five to ten years                          41,337           41,739
     Due after ten years                                538,389          533,890
                                                      ---------        ---------
                                                      $ 606,674        $ 602,880
                                                      =========        =========
     ---------------------------------------------------------------------------

================================================================================
ESB Financial Corporation              32                     2000 Annual Report

================================================================================

2.   Securities (continued)

     For purposes of the maturity table, mortgage-backed securities, which are not due at a single maturity date, have been allocated over maturity groupings based on weighted-average contractual maturities of underlying collateral. The mortgage-backed securities may mature earlier than their weighted-average contractual maturities because of principal prepayments.

     Securities, with carrying values of $20.7 million and $18.6 million as of December 31, 2000 and 1999, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

3.   Loans Receivable

     The following table summarizes the Company's loans receivable as of December 31:

     -------------------------------------------------------------------------------------------
     (In thousands)                                                2000                  1999
     -------------------------------------------------------------------------------------------
     Mortgage loans:
        Residential - single family                              $ 334,201             $ 249,966
        Residential - multi family                                  26,998                15,035
        Commercial real estate                                      48,633                39,171
        Construction                                                51,523                42,935
                                                                 ---------             ---------
                                                                   461,355               347,107
     Other loans:
        Consumer loans                                              68,099                59,351
        Commercial business                                         10,692                 8,884
                                                                 ---------             ---------
                                                                   540,146               415,342
     Less:
        Allowance for loan losses                                    4,981                 4,823
        Deferred loan fees and net discounts                         1,380                   858
        Loans in process                                            21,557                15,732
                                                                 ---------             ---------
                                                                 $ 512,228             $ 393,929
                                                                 =========             =========
     -------------------------------------------------------------------------------------------

Non-performing loans, which include only non-accrual loans, were $2.6 million and $4.3 million at December 31, 2000 and 1999, respectively.

For non-performing loans, the interest income that would have been recorded under the original terms of such loans and the interest income actually recognized for the years ended December 31 are summarized below:

     ------------------------------------------------------------------------------------------------------------------

     (In thousands)                                                              2000            1999            1998
     ------------------------------------------------------------------------------------------------------------------
     Interest income that would have been recorded                              $   272         $   244         $ 1,028
     Interest income recognized                                                      82              90             688
                                                                                -------         -------         -------

     Interest income foregone                                                   $   190         $   154         $   340
                                                                                =======         =======         =======

     The Company is not committed to lend additional funds to debtors whose loans are on non-accrual status.

================================================================================
ESB Financial Corporation              33                     2000 Annual Report

================================================================================

 3.  Loans Receivable (continued)

     The following is a summary of the changes in the allowance for loan losses:

     ____________________________________________________________________

     (In thousands)

                                                                  Totals
     --------------------------------------------------------------------
     Balance, December 31, 1997                                   $ 4,807
          Provision for loan losses                                     5
          Charge offs                                                 (18)
          Recoveries                                                   21
                                                                  -------
     Balance, December 31, 1998                                     4,815
          Provision for loan losses                                    54
          Charge offs                                                 (55)
          Recoveries                                                    9
                                                                  -------
     Balance, December 31, 1999                                     4,823
          Allowance for loan losses of SHS                            544
          Recovery of loan losses                                     (55)
          Charge offs                                                (409)
          Recoveries                                                   78
                                                                  -------
     Balance, December 31, 2000                                   $ 4,981
                                                                  =======

     ____________________________________________________________________

     The following table is a summary of the loans considered to be impaired as of December 31:
     ---------------------------------------------------------------------------

     (in thousands)                                                     2000              1999          1998
     ---------------------------------------------------------------------------------------------------------
       Impaired loans with an allocated allowance                   $     1,044          $ 3,294      $  3,718
       Impaired loans without an allocated allowance                          -                -             -
                                                                    -----------          --------     --------
            Total impaired loans                                          1,044            3,294         3,718
       Allocated allowance on impaired loans                              1,012            1,828         2,040
       Portion of impaired loans on non-accrual                           1,044            3,294         3,718
       Average impaired loans                                             1,582            3,442         3,701
       Income recognized on impaired loans                                    3               48            81
     ---------------------------------------------------------------------------------------------------------

     SFAS No. 114 does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment. The Company collectively reviews all residential real estate and consumer loans for impairment.

     The Company conducts its business through 16 offices in Allegheny, Beaver, Butler and Lawrence counties, Pennsylvania and primarily lends in this geographical area. Management does not believe it has significant concentrations of credit risk to any one group of borrowers given its underwriting and collateral requirements.

 4.  Investment Required by Regulation

     The Company's subsidiary bank is a member of the Federal Home Loan Bank
     (FHLB) System. As a member, the Bank maintains an investment in the capital stock of the FHLB of Pittsburgh, at cost, in an amount not less than 1.0% of the unpaid principal balances of residential mortgage loans, 0.3% of total

================================================================================
ESB Financial Corporation                34                   2000 Annual Report

================================================================================

4.   Investment Required by Regulation (continued)

     assets or 5.0% of outstanding advances, if any, due to the FHLB, whichever is greater, as calculated periodically by the FHLB. Purchases and sales of FHLB stock are made directly with the FHLB at par.

5.   Premises and Equipment

     Premises and equipment at December 31 are summarized by major classification as follows:

     --------------------------------------------------------------------------
     (In thousands)                                         2000        1999
     --------------------------------------------------------------------------

     Land                                                 $    954    $  1,124
     Buildings and improvements                              8,767       6,338
     Leasehold improvements                                    523         629
     Furniture, fixtures and equipment                       6,991       5,465
                                                          --------    --------
                                                            17,235      13,556
     Less accumulated depreciation and amortization          8,257       6,676
                                                          --------    --------
                                                          $  8,978    $  6,880
                                                          ========    ========

     -------------------------------------------------------------------------

     Depreciation and amortization expense for the years December 31, 2000, 1999 and 1998 were $758,000, $605,000 and $364,000, respectively.

     The Company is obligated under non-cancelable long term operating lease agreements for certain branch offices. These lease agreements, each having renewal options and none expiring later than 2010, have approximate aggregate rentals of $137,382, $137,582, $147,076, $153,020, $155,660 and
     $572,947 for the years ended December 31, 2001, 2002, 2003, 2004, 2005 and thereafter, respectively. Rent expense for the years ended December 31, 2000, 1999 and 1998 was $130,000, $61,000 and $98,000, respectively.

6.   Deposits

     The following table summarizes the Company's deposits as of December 31:


     -------------------------------------------------------------------------
      (Dollar amounts in thousands)              2000                1999
                                          ------------------  ----------------
            Type of accounts                Amount       %      Amount     %
     -------------------------------------------------------------------------
     Noninterest-bearing deposits         $    9,620    1.9%  $   8,094   1.9%
     NOW account deposits                     41,549    8.2%     32,139   7.4%
     Money Market deposits                    65,467   12.8%     69,946  16.2%
     Passbook account deposits                72,248   14.2%     64,363  14.9%
     Time deposits                           320,029   62.9%    257,241  59.6%
                                          ----------  -----   --------- -----
                                          $  508,913  100.0%  $ 431,783 100.0%
                                          ==========  =====   ========= =====

     Time deposits mature as follows:

     Within one year                      $  177,471   34.9%  $ 178,944  41.4%
     After one year through two years         80,647   15.8%     40,709   9.4%
     After two years through three years      48,210    9.5%     15,213   3.5%
     Thereafter                               13,701    2.7%     22,375   5.2%
                                          ----------  -----   --------- -----
                                           $ 320,029   62.9%  $ 257,241  59.6%
                                          ==========  =====   ========= =====
--------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                     35              2000 Annual Report

================================================================================

6.   Deposits (continued)

     The Company had a total of $74.3 million and $62.0 million in deposits of $100,000 or more at December 31, 2000 and 1999, respectively.

     Interest expense by type of deposit account for the year ended December 31 is as follows:
     ----------------------------------------------------------------------
     (In thousands)                     2000          1999          1998
     ----------------------------------------------------------------------
     NOW account deposits            $    270      $    151      $    128
     Money Market deposits              2,571         2,342         2,070
     Passbook account deposits          1,633         1,384         1,707
     Time deposits                     17,343        13,540        13,735
                                     --------      --------      --------
                                     $ 21,817      $ 17,417      $ 17,640
                                     ========      ========      ========
     ----------------------------------------------------------------------

     Interest expense on advance payments by borrowers for taxes and insurance, not included above, for the year ended December 31, 2000 was $12,000.

7.   Borrowed Funds

     Borrowed funds, which include FHLB advances, reverse repurchase agreements and treasury tax and loan notes payable, as of December 31 are summarized as follows:

     ------------------------------------------------------------------------------------------------------
     (Dollar amounts in thousands)                                     2000                      1999
                                                               -------------------        -----------------
                                                               Weighted                   Weighted
                                                                average                    average
                                                                 rate       Amount          rate     Amount
     ------------------------------------------------------------------------------------------------------
     FHLB advances:
        Due within 12 months                                    6.00%       105,207       6.17%   $ 179,044
        Due beyond 12 months but within 2 years                 6.65%        93,883       5.46%      48,707
        Due beyond 2 years but within 3 years                   6.62%       152,699       6.09%      53,435
        Due beyond 3 years but within 4 years                   6.48%        27,055       5.89%      35,655
        Due beyond 4 years but within 5 years                   6.42%        13,885       8.31%          55
        Due beyond 5 years                                      6.66%         3,917       7.05%         571
                                                                          ---------               ---------
                                                                            396,646                 317,467

     Treasury tax and loan note payable                         6.25%           171       5.20%         169
                                                                          ---------               ---------
                                                                          $ 396,817               $ 317,636
                                                                          =========               =========
     Reverse repurchase agreements:
        Due within 12 months                                    6.02%        95,632       5.55%   $  65,880
        Due beyond 12 months but within 2 years                 6.17%        74,040       5.82%      72,000
        Due beyond 2 years but within 3 years                   6.96%        10,600       6.05%      64,040
        Due beyond 3 years but within 4 years                   7.30%        11,000          -            -
                                                                          ---------               ---------
                                                                          $ 191,272               $ 201,920
                                                                          =========               =========
     ------------------------------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                   36                2000 Annual Report

================================================================================

7.   Borrowed Funds (continued)

     FHLB advances are secured by FHLB stock, qualifying residential mortgage loans and mortgage-backed securities to the extent that the fair value of such pledged collateral must be at least equal to the advances outstanding. The fair value of qualifying mortgage loans pledged as collateral against FHLB advances was $341.1 million at December 31, 2000.

     The Company enters into sales of securities under agreements to repurchase. Such reverse repurchase agreements are treated as borrowed funds. The dollar amount of the securities underlying the agreements remain in their respective asset accounts.

     Reverse repurchase agreements are collateralized by various securities that are either held in safekeeping at the FHLB or delivered to the dealer who arranged the transaction, and the Company maintains control of these securities.

     The market value of such securities exceeded the amortized cost of the securities sold under agreements to repurchase. The market value of the securities as of December 31, 2000 was $210.4 million with an amortized cost of $210.3 million. The market value of the securities as of December 31, 1999 was $216.8 million with an amortized cost of $223.7 million.

     As of December 31, 2000, the Company had reverse repurchase agreements with Morgan Stanley Dean Witter with $11.7 million at risk with a weighted average maturity of 10 months and with Salomon Smith Barney with $7.4 million at risk with a weighted average maturity of 23 months.

     Borrowings under reverse repurchase agreements averaged $220.8 million, $166.0 million and $113.7 million during 2000, 1999 and 1998, respectively. The maximum amount outstanding at any month-end was $235.5 million, $211.8 million and $150.4 million during 2000, 1999 and 1998, respectively.

     The following table sets forth the securities collateralizing the reverse repurchase agreements and their respective maturities:

     ---------------------------------------------------------------------------
     (amounts in thousands)                                 Mortgage-backed
                                                               Securities
     ---------------------------------------------------------------------------

     Maturing:

        Overnight                                               $       -
        Up to 30 days                                                 203
        30 to 90 days                                                   -
        Over 90 days                                              210,184
        Demand                                                          -
                                                                ---------
                                                                $ 210,387
                                                                =========
     ---------------------------------------------------------------------------

     The Company, through ESB, has an agreement with the Federal Reserve Bank of Cleveland whereby ESB is an authorized treasury tax loan depository. Under the terms of the note agreement, funds deposited to the Company's treasury tax and loan account (limited to $150,000 per deposit) accrue interest at a rate of 0.25% below the overnight federal funds rate.

8.   Guaranteed Preferred Beneficial Interest in Subordinated Debt

     On December 9, 1997, the Trust, a statutory business trust established under Delaware law that is a subsidiary of the Company, issued $25.3 million, 8.625% Trust Preferred Securities (Preferred Securities) with a stated value and liquidation preference of $10 per share. The Trust's obligations under the Preferred Securities issued are fully and unconditionally guaranteed by the Company.

================================================================================
ESB Financial Corporation                   37                2000 Annual Report

================================================================================

8.   Guaranteed Preferred Beneficial Interest in Subordinated Debt (continued)

     The proceeds from the sale of the Preferred Securities were utilized by the Trust to invest in $25.3 million of 8.625% Junior Subordinated Debentures (the Subordinated Debt) of the Company. The Subordinated Debt is unsecured and ranks subordinate and junior in right of payment to all indebtedness, liabilities and obligations of the Company. The Subordinated Debt primarily represents the sole assets of the Trust. Interest on the Preferred Securities is cumulative and payable quarterly in arrears. The Company has the right to optionally redeem the Subordinated Debt prior to the maturity date of December 31, 2027, on or after December 31, 2002, at 100% of the stated liquidation amount, plus accrued and unpaid distributions, if any, at the redemption date.

     Under the occurrence of certain events, specifically, a tax event, investment company event or capital treatment event as more fully defined in the Indenture dated December 7, 1997, the Company may redeem in whole, but not in part, the Subordinated Debt prior to December 31, 2027.

     Proceeds from any redemption of the Subordinated Debt would cause a mandatory redemption of the Preferred Securities and the common securities having an aggregate liquidation amount equal to the principal amount of the Subordinated Debt redeemed.

     Unamortized deferred debt issuance costs associated with the Preferred Securities amounted to $1.2 million and $1.2 million as of December 31, 2000 and 1999, respectively, and are amortized on a level-yield basis over the term of the Preferred Securities.

9.   Income Taxes

     The provision for income taxes for the years ended December 31, is comprised of the following:

     --------------------------------------------------------------------
     (In thousands)                      2000        1999          1998
     --------------------------------------------------------------------
     Current expense:

        Federal                        $  1,317    $  1,326      $  1,363
        State                               185         522           446
                                       --------    --------      --------
                                          1,502       1,848         1,809
     Deferred benefit:

        Federal                            (259)       (771)         (292)
                                       --------    --------      --------
                                           (259)       (771)         (292)
                                       --------    --------      --------
                                       $  1,243    $  1,077      $  1,517
                                       ========    ========      ========
     --------------------------------------------------------------------

     In addition to income taxes applicable to income before taxes in the consolidated statements of operations, the following income tax amounts were recorded to stockholders' equity during the years ended December 31:

     ---------------------------------------------------------------------------
     (In thousands)                                 2000        1999      1998
     ---------------------------------------------------------------------------
     Net (gain) loss on securities
        available for sale                       $ (4,686)   $   6,330  $    901
     Compensation expense for tax purposes
        in excess of amounts recognized for
        financial statement purposes                   54          145       367
                                                 --------    ---------  --------
                                                 $ (4,632)   $   6,475  $  1,268
                                                 ========    =========  ========
     ---------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                   38                2000 Annual Report

================================================================================

9.   Income Taxes (continued)

     The tax effects of temporary differences between the financial reporting basis and income tax basis of assets and liabilities that are included in the net deferred tax asset as of December 31 relate to the following:
     ---------------------------------------------------------------------------
     (In thousands)                                                2000     1999
     ---------------------------------------------------------------------------
     Deferred tax assets:

         Allowances for losses on loans and real estate owned   $ 1,330  $ 1,117
         Interest and fees on loans                                  43       53
         General business credit                                    287       97
         Minimum tax credit carry forward                           975      647
         Investment securities available for sale                 1,407    6,093
         Other                                                      132      179
                                                                -------  -------
         Gross deferred tax assets                                4,174    8,186

     Deferred tax liabilities:

         Gross deferred tax liabilities                             331      211
                                                                -------  -------
         Net deferred tax asset                                 $ 3,843  $ 7,975
                                                                =======  =======
     ---------------------------------------------------------------------------

     The Company determined that it was not required to establish a valuation allowance for deferred tax assets in accordance with SFAS No. 109 since it is more likely than not that the deferred tax asset will be realized through carry-back to taxable income in prior years, future reversals of existing taxable temporary differences, and, to a lesser extent, future taxable income.

     The general business credit of $287,000 will be available to reduce future federal income tax through the year 2020. The alternative minimum tax credit of $975,000 is available to reduce future regular income taxes over an indefinite period.

     A reconciliation between the provision for income taxes and the amount computed by multiplying operating results before income taxes by the statutory federal income tax rate of 34% for the years ended December 31 is as follows:

     ---------------------------------------------------------------------------
                                                         2000     1999    1998
     ---------------------------------------------------------------------------
     Tax at statutory rate                               34.0%    34.0%   34.0%
     Increase (decrease) resulting from:
        Tax free income, net of interest
          disallowance                                  (20.2%)  (25.0%) (17.8%)
        State income taxes, net of Federal income
          tax benefit                                     1.5%     5.0%    4.0%
        Goodwill                                          3.1%     3.0%    2.7%
        Other, net                                       (2.8%)   (1.2%)  (2.7%)
                                                        -----    -----   -----
     Reported rate                                       15.6%    15.8%   20.2%
                                                        =====    =====   =====
     ---------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                   39                2000 Annual Report

================================================================================

9.   Income Taxes (continued)

     The Company and its subsidiaries file a consolidated federal income tax return. Prior to 1996, the Bank was permitted under the Internal Revenue Code to deduct an annual addition to a reserve for bad debts in determining taxable income, subject to certain limitations. Subsequent to 1995, the Bank's bad debt deduction is based on actual net charge-offs. Bad debt deductions for income tax purposes are included in taxable income of later years only if the Bank's base year bad debt reserve is used subsequently for purposes other than to absorb bad debt losses. Because the Bank does not intend to use the reserve for purposes other than to absorb losses, no deferred income taxes have been provided prior to 1987. Retained earnings at December 31, 1999 (the most recent date for which a tax return has been filed) include approximately $15.2 million representing such bad debt deductions for which no deferred income taxes have been provided.

10.  Employee Benefit Plans

     Retirement Savings Plan

     The Company has a defined contribution employee retirement plan for the benefit of substantially all employees. The plan provides for regular employer payments that match each participating employee's contribution to their individual tax-deferred retirement account. Employees can contribute up to 15% of their compensation to the plan, and the Company matches 100% of the first 1% and 50% of the remaining 2% through 6% of employee contributions in stock of the Company. The Company contributed $184,000, $146,000 and $126,000 to the plan during 2000, 1999 and 1998, respectively.

     Employee Stock Ownership Plan

     The Company has a tax qualified Employee Stock Ownership Plan (ESOP) for the benefit of its employees. All employees who complete one year of service are eligible to participate in the ESOP.

     Participants become 100% vested in their accounts in the ESOP after five years of service or, if earlier, upon death, disability or attainment of normal retirement age.

     The purchase of shares of the Company's stock by the ESOP is funded by loans from the Company. Unreleased ESOP shares collateralize the loans payable to the Company, and the cost of these shares is recorded as a contra-equity account in stockholders' equity of the Company. The ESOP's loans payable to the Company bear a weighted-average interest rate of 8.0% and mature within the next 15 years. Shares released as debt payments are made by the ESOP to the Company. The ESOP's sources of repayment of the loans can include dividends, if any, on the unallocated stock held by the ESOP and discretionary contributions from the Company to the ESOP and earnings thereon. Dividends received on unallocated ESOP shares during 2000, 1999 and 1998 amounted to $130,000, $86,000 and $93,000, respectively.

     In November 1993, the American Institute of Certified Public Accountants issued Statement of Position (SOP) No. 93-6, "Employers' Accounting for Employee Stock Ownership Plans", which prescribes comprehensive accounting guidance for ESOPs. The major requirements of SOP No. 93-6 provide, among other provisions, that compensation is recognized under the shares released method and compensation expense is equal to the fair value of the shares committed to be released and unallocated ESOP shares are excluded from outstanding shares for purposes of computing EPS. The Company adopted SOP No. 93-6 on January 1, 1994 for shares acquired by the ESOP after that date.

================================================================================
ESB Financial Corporation                   40                2000 Annual Report

================================================================================

10.    Employee Benefit Plans (continued)

       Employee Stock Ownership Plan (continued)

       As of December 31, 2000 there was a total of 87,428 shares in the ESOP accounted for under accounting guidance provided prior to the issuance of SOP No. 93-6. Compensation expense on the release of these pre-SOP No. 93-6 shares is recognized upon release based on the original cost of these shares when they were purchased by the ESOP. During 2000, 1999 and 1998, the Company recognized compensation expense related to the ESOP of $554,000, $561,000 and $685,000, respectively.

       As of December 31, 2000 and 1999 the ESOP held a total of 775,476 and 607,510 shares, respectively, of the Company's stock, and there were 302,087 and 245,928 unallocated shares, respectively, with a value of $3.0 million and $2.9 million, respectively.

       Stock Option Plans

       The Company maintains Stock Option Plans (Option Plans), which provide for the grant of stock options to directors, officers and other key employees. The Option Plans provide for the grant of both incentive stock options and compensatory stock options. Granted stock options are granted at an exercise price equal to the market price at the date of grant, typically vest within six months of the date of grant and have a maximum term of ten years.

       The Company has elected to follow the Accounting Principles Board (APB) No. 25, "Accounting for Stock Issued to Employees", and related interpretations in accounting for its employee stock options. Under APB No. 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and net income per share is required by SFAS No. 123, and has been determined as if the Company had accounted for stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes Option Pricing Model with the following weighted-average assumptions for 2000, 1999 and 1998: risk-free interest rates of 6.8%; dividend yields of 2.8%; volatility factors of the expected market price of the Company's stock of 19.2%; and a weighted average life of the option of seven years.

       The Black-Scholes Valuation Model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options. For the purpose of pro forma disclosure, the estimated fair value of the options is amortized to expense over the option's vesting period. The Company's pro forma results including consideration of this amortized expense are as follows for the years ended December 31:

       ---------------------------------------------------------------------------------------
       (Dollar amounts in thousands, except share data)             2000     1999       1998
       ---------------------------------------------------------------------------------------
       Pro forma net income                                       $ 6,434   $ 5,526    $ 5,760

       Pro forma diluted net
        income per share                                          $  1.08   $  0.97    $  0.98
       ---------------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                41                   2000 Annual Report

================================================================================

10.    Employee Benefit Plans (continued)

       Stock Option Plans (continued)

       Stock option activities under the Option Plans for the years ended December 31 are as follows:

       ---------------------------------------------------------------------------------------------------------------------------
                                                    2000                          1999                          1998
                                          ------------------------      ------------------------      ------------------------
                                                          Weighted                     Weighted                      Weighted
                                                          Average                      Average                       Average
                                                          Exercise                     Exercise                      Exercise
                                          Options (1)  Price/Share (1)  Options (1)  Price/Share (1)  Options (1)  Price/Share (1)
       ---------------------------------------------------------------------------------------------------------------------------
       Outstanding at beginning of year       508,046     $  10.03          462,919      $   8.95         522,796      $  7.09

        Granted                               121,954        10.38           86,466         12.73          70,109        16.36
        Converted                              47,331         7.01                -             -               -            -
        Exercised                             (36,710)        4.40          (39,524)         3.14        (129,986)        5.44
        Expired                                (6,628)       10.61           (1,815)        16.36               -            -
                                          -----------                   -----------                   -----------
       Outstanding at end of year             633,993        10.19          508,046         10.03         462,919         8.95
                                          ===========                   ===========                   ===========
       Exercisable at end of year             569,493     $  10.17          508,046      $  10.03         462,919      $  8.95
                                          ===========                   ===========                   ===========
----------------------------------------------------------------------------------------------------------------------------------

       (1) Options and price/share data for the years ended December 31, 2000, 1999 and 1998 have been adjusted to reflect stock dividend paid on May 31, 2000. The options and price/share data for the year ended 1998 have been adjusted to reflect stock dividend paid on May 29, 1998.

       The weighted-average fair values of options granted during 2000, 1999 and 1998 utilizing the Black-Scholes Valuation Model were $2.76 , $4.12, and $5.21, respectively.

       The following table summarizes certain characteristics of issued stock options as of December 31, 2000:

       ---------------------------------------------------------------------------------------------------------------------------
                                                                                                     Average
                                                                                                    Remaining
                                                Options                  Exercise                   Contractual
                     Year Issued              Outstanding                 Price                  Life (in years)
       ---------------------------------------------------------------------------------------------------------------------------
                        1992                     11,660                  $  5.73                      1.0
                        1994                     39,698                     8.60                      3.5
                        1994                     75,272                     5.50                      4.0
                        1995                     49,106                     9.82                      4.5
                        1995                      5,676                     6.05                      5.0
                        1996                     58,556                     9.77                      5.5
                        1997                     73,729                    10.61                      6.5
                        1997                     46,618                     7.00                      7.0
                        1998                     66,856                    16.36                      7.5
                        1999                     84,868                    12.73                      8.5
                        2000                    121,954                    10.38                      9.5
                                               --------
                                                633,993                  $ 10.19                      6.5
                                               ========                =========                 ========
       ---------------------------------------------------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                   42                2000 Annual Report

================================================================================

10.    Employee Benefit Plans (continued)

       Management Recognition Plan

       In connection with the acquisition of Troy Hill Federal Savings Bank, the Company acquired shares of stock held in trust for potential future distribution to management and key employees for compensation purposes. As of December 31, 2000, there were 25,534 shares held in the Management Recognition Plan trust, and no shares have been distributed or identified for distribution.

11.    Other Comprehensive Income (Loss)

       In complying with FAS No. 130, "Reporting Comprehensive Income", the Company has developed the following table which includes the tax effects of the components of other comprehensive income (loss). Other comprehensive income (loss) consists of net unrealized gain (loss) on securities available for sale. Other comprehensive income and related tax effects for the years ended December 31 consists of:

       ---------------------------------------------------------------------------------------------------------------------------
       (In thousands)                       2000                              1999                             1998
       ---------------------------------------------------------------------------------------------------------------------------
                                Unrealized   Reclassification    Unrealized     Reclassification    Unrealized    Reclassification
                                   Gain         Adjustment         Loss (1)        Adjustment          Loss           Adjustment
                               ------------  ----------------   ------------    ----------------   ------------   ----------------
       Before tax amount        $    13,727    $           56    $   (18,092)     $         (527)   $    (2,466)    $         (183)

       Tax (expense) benefit         (4,667)              (19)         6,236                  94            850                 51
                               ------------  ----------------   ------------    ----------------   ------------   ----------------
       After tax amount         $     9,060    $           37    $   (11,856)     $         (433)   $    (1,616)    $         (132)
                               ============  ================   ============    ================   ============   ================
       ---------------------------------------------------------------------------------------------------------------------------

       (1) Includes transfer of securities from held to maturity to available for sale. See Note 1.

12.    Commitments and Contingencies

       In the ordinary course of business, the Company has various outstanding commitments and contingent liabilities that are not reflected in the accompanying consolidated financial statements. In addition, the Company is involved in certain claims and legal actions arising in the ordinary course of business. The outcome of these claims and actions are not presently determinable; however, in the opinion of the Company's management, after consulting legal counsel, the ultimate disposition of these matters will not have a material adverse effect on the consolidated financial statements.

================================================================================
ESB Financial Corporation                   43                2000 Annual Report

================================================================================

13.    Financial Instruments

       The following table sets forth the carrying amount and fair value of the Company's financial instruments included in the consolidated statement of financial condition as of December 31:

       ------------------------------------------------------------------------------------------------------
       (In thousands)                                                2000                      1999
                                                            -----------------------   -----------------------
                                                             Carrying      Fair        Carrying      Fair
                                                              amount       value        amount       value
       ------------------------------------------------------------------------------------------------------
       Financial assets:
          Cash equivalents                                  $   13,326   $   13,326   $   12,761   $   12,761
          Securities available for sale                        605,414      605,414      561,125      561,125
          Loans receivable                                     512,228      517,153      393,929      393,152
          Accrued interest receivable                            8,220        8,220        6,871        6,871
          FHLB stock                                            19,899       19,899       18,435       18,435
          Interest rate contracts                                    1            2          139           69
          Bank owned life insurance                             16,641       16,641       15,784       15,784

       Financial liabilities:
          Deposits                                             508,913      512,130      431,783      433,137
          Borrowed funds                                       588,089      593,738      519,556      514,808
          Guaranteed preferred beneficial interest
            in subordinated debt, net                           24,115       20,948       24,071       21,971
          Accrued interest payable                               4,198        4,198        2,678        2,678
       ------------------------------------------------------------------------------------------------------

       The following table presents the notional amount of the Company's interest rate cap contracts and the contractual amount of the Company's other off-balance sheet financial instruments as of December 31:

       ------------------------------------------------------------------------------------------------------
       (In thousands)                                                       2000                      1999
       ------------------------------------------------------------------------------------------------------
       Interest rate cap contracts                                       $   10,000                $  100,000
       Loans in process and commitments:
          Fixed interest rate                                                14,502                    10,775
          Variable interest rate                                             16,779                    21,235

       Lines of credit:
          Commercial                                                         21,139                    10,886
          Consumer                                                           13,865                    11,975

       Letters of credit:
          Commercial                                                              -                         -
          Standby                                                             1,229                       185
       ------------------------------------------------------------------------------------------------------

       Commitments to extend credit involve, to a varying degree, elements of credit and interest rate risk in excess of amounts recognized in the consolidated statement of financial condition. The Company's exposure to credit loss in the event of non-performance by the other party for commitments to extend credit is represented by the contractual amount of these commitments, less any collateral value obtained. The Company uses the same credit policies in making commitments as for on-balance sheet instruments. The Company's distribution of commitments to extend credit approximates the distribution of loans receivable outstanding.

================================================================================
ESB Financial Corporation                   44                2000 Annual Report

================================================================================

14.    Regulatory Matters and Insurance of Accounts

       The Company's subsidiary bank, ESB, is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements could result in certain mandatory - and possibly additional discretionary - actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and their related classification for the Bank is also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

       Quantitative measures established by regulation to ensure capital adequacy requires the Bank to maintain minimum amounts and ratios (set forth in the table below) of tangible capital (as defined in the regulations), core (Tier I) capital (as defined) and risk-based capital (as defined). As of December 31, 2000 the Bank meets all capital adequacy requirements to which it is subject.

       As of December 31, 2000, the most recent notification from the OTS categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum tangible, core, and risk-based capital ratios as set forth in the following table. There are no conditions or events since that notification that have changed the categorization.

       Tangible and core capital levels in the following table are presented as a percentage of total adjusted assets (as defined in the regulations); risk based capital levels are shown as a percentage of risk-weighted assets (as defined).

       The minimum required regulatory capital percentages to be well capitalized under prompt corrective action provisions is 5%, 6% and 10% for core, tier I and risk-based capital ratios, respectively.

       The FDIC through the Savings Association Insurance Fund insures deposits of account holders up to $100,000 per insured depositor. To provide for this insurance, the Bank must pay an annual premium.

       OTS regulations govern capital distributions by savings institutions, which include cash dividends, stock redemptions or repurchases, cash-out mergers, interest payments on certain convertible debt and other transactions charged to the capital account of a savings institution to make capital distributions. A savings institution must file an application for OTS approval of the capital distribution if either (1) the total capital distributions for the applicable calendar year exceed the sum of the institution's net income for that year to date plus the institution's retained net income (which takes into account capital distributions declared) for the preceding two years, (2) the institution would not be at least adequately capitalized following the distribution,
       (3) the distribution would violate any applicable statute, regulation, agreement or OTS-imposed condition, or (4) the institution is not eligible for expedited treatment of its filings. If an application is not required to be filed, savings institutions which are a subsidiary of a holding company (as well as certain other institutions) must still file a notice with the OTS at least 30 days before the board of directors declares a dividend or approves a capital distribution. The Bank can declare dividends (subject only to the aforementioned notice requirement) subsequent to December 31, 2000, of up to approximately $12.6 million of retained earnings of $27.3 million at December 31, 2000, less any dividends declared subsequent to December 31, 2000 plus net income between January 1, 2001, and the date of any such dividend declaration. The Bank declared

================================================================================
ESB Financial Corporation                    45               2000 Annual Report

================================================================================

14.    Regulatory Matters and Insurance of Accounts (continued)

       The following table sets forth certain information concerning regulatory capital:

       ----------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands)                                                                  To Be Well
                                                                                                   Capitalized Under
                                                                            For Capital            Prompt Corrective
                                                    Actual              Adequacy Purposes:         Action Provisions:
                                            ----------------------     ---------------------     ----------------------
                                             Amount         Ratio       Amount         Ratio      Amount          Ratio
       ----------------------------------------------------------------------------------------------------------------
       As of December 31, 2000:
       Total Capital
          (to Risk Weighted Assets)         $ 84,100        16.20%     $ 41,531        8.00%     $ 51,914         10.00%
       Core Capital
          (to Adjusted Tangible Assets)     $ 79,480         6.83%     $ 46,572        4.00%     $ 58,215          5.00%
       Tangible Capital
          (to Tangible Assets)              $ 79,480         6.83%     $ 17,465        1.50%          N/A           N/A
       Tier I Capital
          (to Risk Weighted Assets)         $ 79,480        15.31%          N/A         N/A      $ 31,148          6.00%

       As of December 31, 1999:
       Total Capital
          (to Risk Weighted Assets)         $ 69,500        16.92%     $ 32,865        8.00%     $ 41,081         10.00%
       Core Capital
          (to Adjusted Tangible Assets)     $ 64,695         6.47%     $ 40,015        4.00%     $ 50,019          5.00%
       Tangible Capital
          (to Tangible Assets)              $ 64,695         6.47%     $ 15,006        1.50%          N/A           N/A
       Tier I Capital
          (to Risk Weighted Assets)         $ 64,695        15.75%          N/A         N/A      $ 24,649          6.00%
       ----------------------------------------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                   46                2000 Annual Report

================================================================================

15.    Quarterly Financial Data (unaudited)

       -----------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands, except share data)                          First       Second       Third       Fourth
                                                                                Quarter      Quarter     Quarter      Quarter
       -----------------------------------------------------------------------------------------------------------------------
       2000:
       ----
         Interest income                                                       $  18,388    $  19,524   $  19,945    $  20,605
         Interest expense                                                         13,654       14,560      15,143       15,739
                                                                               ---------    ---------   ---------    ---------
         Net interest income                                                       4,734        4,964       4,802        4,866
         (Recovery of) provision for loan losses                                    (452)         126          11          260
                                                                               ---------    ---------   ---------    ---------
         Net interest income after (recovery of) provision for loan losses         5,186        4,838       4,791        4,606
         Net realized gain (loss) on sale of securities available for sale             4            -         (37)           5
         Other noninterest income                                                    661          799         747          714
         Noninterest expense                                                       3,349        3,633       3,680        3,676
                                                                               ---------    ---------   ---------    ---------
         Net income before income taxes                                            2,502        2,004       1,821        1,649
         Provision for income taxes                                                  578          374         187          104
                                                                               ---------    ---------   ---------    ---------
         Net income                                                            $   1,924    $   1,630   $   1,634    $   1,545
                                                                               =========    =========   =========    =========
         Diluted net income per share                                          $    0.33    $    0.28   $    0.28    $    0.27
                                                                               =========    =========   =========    =========

       1999:
       ----
          Interest income                                                      $  15,431    $  15,914   $  16,444    $  17,003
          Interest expense                                                        11,616       11,861      12,267       12,785
                                                                               ---------    ---------   ---------    ---------
          Net interest income                                                      3,815        4,053       4,177        4,218
          Provision for loan losses                                                    3            3           3           45
                                                                               ---------    ---------   ---------    ---------
          Net interest income after provision for loan losses                      3,812        4,050       4,174        4,173
          Net realized gain (loss) on sale of securities available for sale          215          205         (19)         143
          Other noninterest income                                                   522          652         644          694
          Noninterest expense                                                      2,972        2,978       3,090        3,387
                                                                               ---------    ---------   ---------    ---------
          Net income before income taxes                                           1,577        1,929       1,709        1,623
          Provision for income taxes                                                 222          375         288          192
                                                                               ---------    ---------   ---------    ---------
          Net income                                                           $   1,355    $   1,554   $   1,421    $   1,431
                                                                               =========    =========   =========    =========
          Diluted net income per share                                         $    0.24    $    0.27   $    0.26    $    0.26
                                                                               =========    =========   =========    =========
       -----------------------------------------------------------------------------------------------------------------------


       Quarterly earnings per share data may vary from annual earnings due to rounding.

================================================================================
ESB Financial Corporation                  47                 2000 Annual Report

================================================================================

16. ESB Financial Corporation - Condensed Financial Statements (Parent Company Only)

       Following are condensed financial statements for the parent company as of and for the years ended December 31:

       ----------------------------------------------------------------------------------------------------------
       Condensed Statements of Financial Condition

       (In thousands)                                                                      2000           1999
       ----------------------------------------------------------------------------------------------------------
       Assets:
          Interest-earning deposits                                                     $      831     $    1,763
          Equity in net assets of subsidiaries                                             122,434         97,226
          Other assets                                                                       3,000          2,172
                                                                                        ----------     ----------
            Total assets                                                                $  126,265     $  101,161
                                                                                        ==========     ==========

       Liabilities and stockholders' equity:
          Subordinated debt, net                                                        $   24,115     $   24,071
          Payable to subsidiaries                                                           33,500         27,035
          Accrued expenses and other liabilities                                               387            173
          Stockholders' equity                                                              68,263         49,882
                                                                                        ----------     ----------
            Total liabilities and stockholders' equity                                  $  126,265     $  101,161
                                                                                        ==========     ==========
       ----------------------------------------------------------------------------------------------------------

       ----------------------------------------------------------------------------------------------------------
       Condensed Statements of Operations

       (In thousands)                                                       2000           1999           1998
       ----------------------------------------------------------------------------------------------------------
       Income:
          Equity in undistributed net income of subsidiaries             $    8,242     $    1,894     $    6,367
          Dividend income from subsidiaries                                       -          5,000              -
          Management fee income, from subsidiaries                            3,486          2,612          2,792
          Interest and other income                                             319            742          1,491
                                                                         ----------     ----------     ----------
            Total income                                                     12,047         10,248         10,650

       Expense:
          Interest expense, to subsidiary                                     4,609          3,957          3,615
          Compensation and employee benefits                                  1,476          1,244          1,212
          Other                                                                 238            115            101
                                                                         ----------     ----------     ----------
            Total expense                                                     6,323          5,316          4,928
                                                                         ----------     ----------     ----------
          Income before benefit from income taxes                             5,724          4,932          5,722

       Benefit from income taxes                                             (1,009)          (829)          (279)
                                                                         ----------     ----------     ----------
       Net income                                                        $    6,733     $    5,761     $    6,001
                                                                         ==========     ==========     ==========
       ----------------------------------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation                   48                2000 Annual Report

================================================================================

16. ESB Financial Corporation - Condensed Financial Statements (Parent Company Only) (continued)

       -------------------------------------------------------------------------------------------------------------------
       Condensed Statements of Cash Flows

       (In thousands)                                                                   2000         1999          1998
       -------------------------------------------------------------------------------------------------------------------
       Operating activities:
          Net income                                                                 $    6,733   $    5,761    $    6,001
          Adjustments to reconcile net income to net cash (used in) provided by operating activities:
               Equity in undistributed net income of subsidiaries                        (8,242)      (1,894)       (6,367)
               Loss (gain) on sale of securities available for sale                          37         (377)          (56)
               Other, net                                                                   629         (783)       (1,373)
                                                                                     ----------   ----------    ----------
               Net cash (used in) provided by operating activities                         (843)       2,707        (1,795)
                                                                                     ----------   ----------    ----------

       Investing activities:
               Purchases of securities                                                     (596)      (1,437)      (15,484)
               Principal repayments of securities                                             -        2,090         2,865
               Proceeds from the sale of securities available for sale                    1,670        1,022         2,647
               Payment for purchase of SHS, net of cash acquired                         (3,082)           -             -
                                                                                     ----------   ----------    ----------
               Net cash (used in) provided by investing activities                       (2,008)       1,675        (9,972)
                                                                                     ----------   ----------    ----------

       Financing activities:
               Increase in payable to subsidiaries                                        6,465          895        24,690
               Increase (decrease) in subordinated debt, net                                 44           44          (119)
               Proceeds received from exercise of stock options                             215          269         1,072
               Dividends paid                                                            (2,179)      (1,878)       (1,941)
               Payments to acquire treasury stock                                        (3,134)      (2,839)      (10,971)
               Stock purchased by ESOP                                                      (98)        (864)         (589)
               Principal repayment of ESOP loan                                             606          469           459
                                                                                     ----------   ----------    ----------
               Net cash provided by (used in) financing activities                        1,919       (3,904)       12,601
                                                                                     ----------   ----------    ----------

       (Decrease) increase in cash equivalents                                             (932)         478           834
       Cash equivalents at beginning of period                                            1,763        1,285           451
                                                                                     ----------   ----------    ----------
       Cash equivalents at end of period                                             $      831   $    1,763    $    1,285
                                                                                     ==========   ==========    ==========
       -------------------------------------------------------------------------------------------------------------------

17.    Acquisition

       SHS Bancorp, Inc.

       On February 10, 2000, the Company completed its acquisition of SHS and its subsidiary, Spring Hill, based in Pittsburgh, Pennsylvania. Spring Hill was merged with and into ESB at the close of business on May 5, 2000.

       Under the terms of the merger agreement, SHS merged with and into the Company. The consideration paid by the Company in connection with the acquisition consisted of $6.4 million in cash and 599,000 shares of the Company's common stock. In addition options to purchase shares of SHS were converted into options to acquire 43,000 shares of the Company's common stock. The acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations of Spring Hill have been included in the Company's consolidated financial statements from February 10, 2000. Goodwill arising from this transaction was $2.1 million.

================================================================================
ESB Financial Corporation                    49               2000 Annual Report

================================================================================

 17.   Acquisition (continued)

       SHS Bancorp, Inc.(continued)

       The following unaudited pro forma financial information presents the combined results of operations of the Company and Spring Hill as if the acquisition had occurred as of the beginning of 2000 and 1999, after giving effect for certain adjustments, including primarily amortization of goodwill and certain conversion costs and the related income tax effects.

       The unaudited condensed pro forma combined statement of operations information is intended for informational purposes only and is not necessarily indicative of the future results of operations of the Company, or results of operations that would have actually occurred had the acquisition been in effect for the periods presented. The unaudited condensed pro forma combined statements of operations for the years ended December 31 are as follows:

       ------------------------------------------------------------------------------------------------------------------------
       (Dollar amounts in thousands, except share data)                               Pro Forma                  Pro Forma
                                                                                  combined for the           combined for the
                                                                                 twelve months ended        twelve months ended
                                                                                  December 31, 2000          December 31, 1999
       ------------------------------------------------------------------------------------------------------------------------
       Interest income                                                               $   79,007                  $  71,371
       Interest expense                                                                  59,403                     52,206
                                                                                     ----------                  ---------
       Net interest income before (recovery of) provision for loan losses                19,604                     19,165
       (Recovery of) provision for loan losses                                               (5)                       154
                                                                                     ----------                  ---------
       Net interest income after (recovery of) provision for loan losses                 19,609                     19,011
       Other operating income                                                             2,899                      3,135
       Other operating expenses                                                          14,501                     14,826
                                                                                     ----------                  ---------
       Income before provision for income taxes                                           8,007                      7,320
       Provision for income taxes                                                         1,268                      1,328
                                                                                     ----------                  ---------
       Net income                                                                    $    6,739                  $   5,992
                                                                                     ==========                  =========
       Earnings per share:
       Basic                                                                         $     1.18                  $    0.98
       Diluted                                                                       $     1.16                  $    0.96
       ------------------------------------------------------------------------------------------------------------------------

================================================================================
ESB Financial Corporation            50                       2000 Annual Report

Report of Independent Auditors
================================================================================

To the Board of Directors and Stockholders
ESB Financial Corporation

We have audited the accompanying consolidated statement of financial condition of ESB Financial Corporation and subsidiaries, as of December 31, 2000 and the related consolidated statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The consolidated financial statements of ESB Financial Corporation and subsidiaries as of December 31, 1999 and 1998 were audited by other auditors whose report dated January 20, 2000, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2000 financial statements referred to above present fairly, in all material respects, the consolidated financial position of ESB Financial Corporation and subsidiaries as of December 31, 2000, and the consolidated results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
January 26, 2001

================================================================================
ESB Financial Corporation            51                       2000 Annual Report

Stock and Dividend Information
================================================================================

Listings and Markets

ESB Financial Corporation common stock is traded on the Nasdaq National Stock Market under the symbol "ESBF". The listed market makers for the Company's common stock include:

Legg Mason Wood Walker, Inc.                Sandler O'Neill & Partners, LP                           [LOGO OF ESBF]
2 Oliver Plaza                              Two World Trade Center                                   NASDAQ
Pittsburgh, PA 15222 New                    York, NY 10048                                           LISTED
Telephone: (412) 261-7300                   Telephone: (800) 635-6851

Ryan Beck & Co., Inc.                       Tucker Anthony, Inc.
220 Livingston Orange Avenue                1 Beacon Street
Livingston, NJ 07039                        Boston, MA 02108
Telephone: (800) 223-8969                   Telephone: (888) 655-4135

PennFirst Capital Trust I, 8.625% cumulative trust preferred securities are traded on the Nasdaq National Stock Market under the symbol "ESBFP".

Stock Price Information

The bid and ask price of the Company's common stock were $10.25 and $10.63, respectively, as of January 31, 2001.

The following table sets forth the high and low sale market prices of the Company's common stock as of and during the quarterly periods presented:

-------------------------------------------------------------------------------
                                                        Market Price
                                               High          Low          Close
-------------------------------------------------------------------------------
2000 Quarter Ended
   December 31                                $10.50       $ 9.13        $ 9.81
   September 30                                10.44         9.50          9.75
   June 30                                     10.88         8.41         10.00
   March 31                                    11.25        10.11         10.11

1999 Quarter Ended
   December 31                                $12.16       $10.06        $10.80
   September 30                                13.11        11.82         11.93
   June 30                                     14.09        11.93         11.93
   March 31                                    15.45        13.86         13.86
-------------------------------------------------------------------------------

Stock Dividends

The Company has declared the following stock dividends since its inception:

                                      Stock Dividend
Record Date         Payment Date        Percentage
-----------         ------------        ----------
May 17, 2000        May 31, 2000           10%
May 15, 1998        May 29, 1998           10%
July 31, 1997       August 25, 1997        10%

===============================================================================
ESB Financial Corporation            52                      2000 Annual Report

===============================================================================

Cash Dividends

The Company has paid regular quarterly cash dividends since its inception in June 1990. During the past two years ended December 31, 2000, the Company declared cash dividends with the following record and payment dates:

                                                Cash Dividends
Record Date              Payment Date             per Share
-----------              ------------             ---------
December 29, 2000        January 25, 2001          $ 0.100
September 29, 2000       October 25, 2000          $ 0.100
June 30, 2000            July 25, 2000             $ 0.100
March 31, 2000           April 25, 2000            $ 0.082

December 31, 1999        January 25, 2000          $ 0.082
September 30, 1999       October 25, 1999          $ 0.082
June 30, 1999            July 23, 1999             $ 0.082
March 31, 1999           April 23, 1999            $ 0.082

Stock Splits

The Company has declared the following stock splits since its inception:

                                                 Stock Split
Record Date              Payment Date             Percentage
-----------              ------------             ----------
December 31, 1994        January 25, 1995            20%
December 31, 1993        January 24, 1994            20%
May 12, 1993             June 7, 1993                20%
December 31, 1992        January 25, 1993            20%
June 30, 1992            July 25, 1992               20%
December 31, 1991        January 25, 1992            20%

Number of Stockholders and Shares Outstanding

As of December 31, 2000, there were 2,001 registered stockholders of record and 6,009,291 shares of common stock entitled to vote, receive dividends and considered outstanding for financial reporting purposes. The number of stockholders of record does not include the number of persons or entities who hold their stock in nominee or "street" name.

Dividend Reinvestment Plan

Common stockholders may have Company dividends reinvested to purchase additional shares. Participants may also make optional cash purchases of common stock through the reinvestment plan and pay no brokerage commissions or fees. To obtain a plan prospectus and authorization card call (800) 368-5948.

================================================================================
ESB Financial Corporation            53                       2000 Annual Report

Corporate Information
================================================================================

Annual Meeting

       The annual meeting of the Company's stockholders will be held at 4:00 p.m., on Wednesday, April 18, 2001, at the Connoquenessing Country Club, Route 65, Ellwood City, PA 16117.

Stockholder and Investor Information

       Copies of annual reports, quarterly reports and related stockholder literature are available upon written request without charge to stockholders. Requests should be addressed to Frank D. Martz, Group Senior Vice President of Operations and Corporate Secretary, ESB Financial Corporation, 600 Lawrence Avenue, Ellwood City, PA 16117.

Corporate Headquarters

       ESB Financial Corporation
       600 Lawrence Avenue
       Ellwood City, PA
       16117 Phone: (724) 758-5584

Subsidiary Companies

       ESB Bank, F.S.B.
           ESB Financial Services, Inc.
           AMSCO, Inc.
            ESB Bank Building Associates
            McCormick Place Joint Venture
            Madison Woods Joint Venture
       PennFirst Financial Services, Inc.
       PennFirst Capital Trust I
       THF, Inc. d/b/a Elite Settlement Services

Independent Accountants

      Ernst & Young LLP
      One Oxford Centre
      Pittsburgh, PA 15219

Special Counsel

       Elias, Matz, Tiernan & Herrick LLP
       734 15/th/ Street, NW
       Washington, DC 20005

Registrar and Transfer Agent

       Registrar and Transfer Company
       10 Commerce Drive
       Cranford, NJ 07016

================================================================================
ESB Financial Corporation            54                       2000 Annual Report

Board of Directors
================================================================================

                                                 ESB FINANCIAL CORPORATION
                                                 -------------------------
     William B. Salsgiver                                           Charles Delman
       Chairman of the Board                                          Retired Chairman, President & CEO - ESB Bancorp, Inc.
        A Principal - Perry Homes

     Herbert S. Skuba                                               Lloyd L. Kildoo
       Vice Chairman of the Board                                     Owner & Funeral Director - Glenn-Kildoo Funeral Homes
       Director, President & CEO - Ellwood City Hospital

     Charlotte A. Zuschlag                                          Edmund C. Smith
       President & Chief Executive Officer                            Retired Works Manager - ARMCO, Ambridge

     George William Blank, Jr.                                      Edwin A. Thaner, P.E.
       President - George W. Blank Supply Company                     President & Principal Engineer - E.A. Thaner & Associates


                                                       ESB BANK, F.S.B.
                                                       ----------------

     William B. Salsgiver                                           Lloyd L. Kildoo
       Chairman of the Board                                          Owner & Funeral Director - Glenn-Kildoo Funeral Homes
       A Principal - Perry Homes

     Herbert S. Skuba                                               Mario J. Manna
       Vice Chairman of the Board                                     Retired Tax Collector - Borough of Coraopolis
       Director, President & CEO - Ellwood City Hospital

     Charlotte A. Zuschlag                                          Edward W. Preskar
       President & Chief Executive Officer                            Retired Director of Facilities- School District of Pittsburgh

     Raymond K. Aiken                                               Edmund C. Smith
       President & COO - Lockhart Chemical Co                         Retired Works Manager - ARMCO, Ambridge

     George William Blank, Jr.                                      Joseph W. Snyder
       President - George W. Blank Supply Company                     Senior Buyer - Equitable Resources, Inc.

     Charles Delman                                                 Edwin A. Thaner, P.E.
       Retired Chairman, President & CEO - ESB Bancorp, Inc.          President & Principal Engineer - E.A. Thaner & Associates

     Guy Dille                                                      Jefrey F. Wall
       Retired Financial Officer - Williams & Company, Inc.           Vice President/Operations - R.J. Rhodes Transit, Inc.

================================================================================
ESB Financial Corporation            55                       2000 Annual Report

Corporate Officers, Advisory Board and Bank Officers
================================================================================

  ESB FINANCIAL CORPORATION                                                 ESB BANK, F.S.B.
  -------------------------                                                 ----------------
     William B. Salsgiver                                                     William B. Salsgiver
      Chairman of the Board                                                    Chairman of the Board
     Charlotte A. Zuschlag                                                    Charlotte A. Zuschlag
      President & Chief Executive Officer                                      President & Chief Executive Officer
     Thomas F. Angotti
      Group Senior Vice President/Administration
     Charles P. Evanoski                                                      Group Senior Vice Presidents
      Group Senior Vice President, Chief Financial Officer & Treasurer        ----------------------------
     Robert C. Hilliard, CPA                                                    Thomas F. Angotti
      Group Senior Vice President/Audit, Compliance & Loan Review               Charles P. Evanoski
     Frank D. Martz                                                             Robert C. Hilliard, CPA
      Group Senior Vice President/Operations & Corporate Secretary              Frank D. Martz
     Todd F. Palkovich                                                          Todd F. Palkovich
      Group Senior Vice President/Lending
                                                                              Senior Vice Presidents
                                                                              ----------------------
     Robert J. Colalella                                                        Robert J. Colalella
      Senior Vice President/Community Relations & Marketing                     John W. Donaldson II
     John W. Donaldson II                                                       Peter J. Greco
      Senior Vice President/Lending                                             Teresa Krukenberg
     Peter J. Greco                                                             Ronald E. Pompeani
      Senior Vice President/Lending                                             Marilyn Scripko
     Teresa Krukenberg                                                          John T. Stunda
      Senior Vice President/Operation
     Ronald E. Pompeani                                                       Vice Presidents
                                                                              ---------------
      Senior Vice President/Lending                                             Deborah A. Allen
     Marilyn Scripko                                                            Nancy A. Glitsch
      Senior Vice President/Lending                                             Paul F. Hoyson
     John T. Stunda                                                             Lawrence C. Kerr
      Senior Vice President/Human Resources                                     Mary Ann Leonardo
                                                                                Ronald J. Mannarino
                                                                                Sally A. Mannarino
  ESB BANK, F.S.B. ADVISORY BOARD                                               Larry Mastrean
  -------------------------------                                               Mark A. Platz
     Charles Delman                                                             Bonita L. Wadding
       Retired Chairman, President & CEO - ESB Bancorp, Inc.                    Joanne C. Wienand
                                                                                Wayne G. Zerishnek
     Gibson E. Brock                                                            Pamela K. Zikeli
       Retired Manager of Engineering - J & L Steel Corporation

     George C. Dorsch                                                         Assistant Vice Presidents
       Retired Engineer -                                                     -------------------------
       Dept. of Transportation, Commonwealth of Pennsylvania                    Nicole N. Arnold
                                                                                Patricia M. Aumiller
     Dr. Allen Gastfriend                                                       Janet S. Barletta
       Retired Dentist                                                          Kathleen A. Bender
                                                                                Charlotte M. Bolinger
     Charles W. Hergenroeder, III                                               Frank Brzozowski
       Attorney, Hergenroeder, Rega, Sommer, L.L.C.                             Thomas E. Campbell
                                                                                Amy E. Dicks
     Watson F. McGaughey, Jr.                                                   Katina J. Eliou
       President - McGaughey Buses, Inc.                                        Deborah S. Goehring
                                                                                Margaret A. Haefele
     Donald R. Miller                                                           Brian Hulme
       Retired President - Miller & Sons Chevrolet                              Michelle L. Lesutis
                                                                                Louise P. Massung
     John J. Syka                                                               Beth A. McClymonds
       Owner - John J. Syka Funeral Home, Inc.                                  Marianne L. Mills
                                                                                Ann R. Nelson
     Harry B. Thaner                                                            Laurie R. Nerone
       Retired Chairman of the Board - Troy Hill Bancorp, Inc.                  Deborah F. Pagley
                                                                                Timothy S. Robinson
                                                                                Joyce A. Stellitano
     THF, Inc.                                                                  Judy E. Sucola
      --------                                                                  Volynda Teets
       Karen F. Myers - President
                                                                                Sara F. Vattimo

                                                                              Assistant Treasurer
                                                                              -------------------
                                                                                Nancy J. Newton

                                                                              Assistant Secretaries
                                                                              ---------------------
                                                                                Linda A. MacMurdo
                                                                                Dana M. Martz
                                                                                Robin Scheffler

================================================================================
ESB Financial Corporation            56                       2000 Annual Report

Board of Directors and Executive and Senior Management
================================================================================


                [PHOTO OF THE BOARD OF DIRECTORS APPEARS HERE]


Board of Directors of ESB Bank, F.S.B. are, seated from left, William B. Salsgiver, Charlotte A. Zuschlag, Charles Delman, Edmund C. Smith, Lloyd L. Kildoo, and Herbert S. Skuba. Standing from the left are, Edwin A. Thaner, Joseph W. Snyder, Jefrey F. Wall, Guy Dille, Mario J. Manna, Raymond K. Aiken, George W. Blank, Jr. and Edward W. Preskar.


  [PHOTO OF EXECUTIVE AND SENIOR MANAGEMENT OF ESB BANK, F.S.B. APPEARS HERE]



Executive and Senior Management of ESB Bank, F.S.B. are, seated from left, Charlotte A. Zuschlag, Frank D. Martz, Charles P. Evanoski, Thomas F. Angotti, Robert C. Hilliard and Todd F. Palkovich. Standing from the left are, Ronald E. Pompeani, Teresa Krukenberg, John W. Donaldson II, John T. Stunda, Robert J. Colalella, Marilyn Scripko and Peter J. Greco.


================================================================================
ESB Financial Corporation            57                       2000 Annual Report

                           Our most valuable assets

Robert    Ackerman*       Michele          Dambach       Charlene    Jensen        Sandra       Miranda       Patricia   Sloan
Deborah   Allen           Kenda            Daubenspeck*  Chad        Julkowski     Karen        Myers         Jackie     Smith
Sandra    Alvarez         JoAnne           Daufen        Jennifer    Juracko       Nancy        Neghiu        Karen      Smith
Thomas    Angotti         Jacquelyn        Davis         Victoria    Kaiser        Ann          Nelson        Lorena     Smith
Susan     Antolic         Kathy            DeLuca        Francene    Kammerdeiner  Laurie       Nerone        Kathy      Smyth**
Nicole    Arnold          Connie           Dengel        Madeline    Kelley        Christopher  Neve          Sharon     Speicher
Cynthia   Assid           Amy              Dicks         Kara        Kelly         Nancy        Newton        Charlotte  Stark
Patricia  Aumiller        Julie            Dinning       Larry       Kerr          Kathleen     Niederst      Jodi       Stebler
Kelley    Avena           John             Donaldson     Mary Ann    Klepal        Cynthia      Noel          Joyce      Stellitano
Adrienne  Babinsack       Lisa             Dorwarth      Lori        Koch          James        Notarianni    Charlotte  Stephany
Jenna     Bair            Heidi            Doyle         Lorraine    Koziar        Stella       Oresconin     Suzanne    Stetzer
Lynn      Baker*          Catherine        Druschel      David       Kramer        Veronica     Pacella       Kelly      Stiles
Frances   Balla           Margaret         Dvorsky       Teresa      Krukenberg    Danielle     Pagley        Nancy      Straley*
Jason     Balla           Joan             Elias         Kyle        Krupa*        Deborah      Pagley        John       Stunda
David     Barletta        Katina           Eliou         Margaret    Lawther       Todd         Palkovich     Judith     Sucola
Janet     Barletta        Sherry           Ernst         Jacquelyn   Lemus         Melanie      Palmer        Anna       Szukics
Matthew   Bartley         Charles          Evanoski      Mary Ann    Leonardo      Mary Ann     Patrizio      Matthew    Talbot
Robert    Benaman         Joan             Fedora        Michelle    Lesutis       Cheryl       Pfennigwerth  Mary Kay   Tavitas
Kathleen  Bender          Jason            Fogg          Jacqueline  Lockhart      Brian        Pickel        Volynda    Teets
Kimberly  Bertoni         John             Fotx*         Deborah     Lovgren       Melissa      Planavsky     Amy        Tomayko
Marie     Bettoni         Sherry           Freson        Karen       Lynn          Mark         Platz         Patricia   Tritt
James     Bish            Diane            Gable*        Debra       Mace          Megan        Platz         Carole     Valasek
Jamie     Bish*           William          Garroway      Linda       MacMurdo      Carol        Poleno        Sara       Vattimo
Anthony   Boffo           Jennifer         Gill          Mary        Magestro      Ronald       Pompeani      Carole     Viccari*
Charlotte Bolinger        Linda            Gill          Ronald      Mannarino     Nancijo      Pruce         Terri      Vidra
Janet     Bozza           Nancy            Glitsch       Sally       Mannarino     Timothy      Robinson      Bonita     Wadding
Barbara   Brenneman       Norma            Glockner*     Dana        Martz         Gale         Rubeis        Elaine     Warfield
Renee     Brenneman       Karen            Goebel        Frank       Martz         Rose         Russo         Cindy      Warner
Francis   Brzozowski      Deborah          Goehring      Louise      Massung       Christine    Sabatino      Wanda      Waters
Diane     Bufalini        Linda            Gottuso       Larry       Mastrean      Brenda       Sadler        Ronda      Watkins
Steven    Burnworth       Angela           Greco         Tiffany     Maxwell       Cynthia      Scaramazza    Barbara    Weller
Thomas    Campbell        Peter            Greco         Deborah     Mayer         Martha       Scheall       Judith     Welsh
Kristy    Carofino        Norene           Greer         Nicole      Mazzanti      Robin        Scheffler     Barbara    Wetzel
Kelly     Chasser         Margaret         Haefele       Stephanie   Mazzocco      Lisa         Scheuring     Joanna     White
Traci     Chewning        Catherine        Hilliard      Stacie      McAllister    Courtney     Schilling     Joanne     Wienand
Rachelle  Clem            Robert           Hilliard      Carol       McCartney     Dorothy      Schilling     Christine  Woods
Susan     Clements        Darlene          Hinkle        Lorraine    McCloe        Matthew      Schilling     Rachel     Wright
Tracey    Coblentz        Rochelle         Hinzman       Beth        McClymonds    Joanne       Schmidt       Emma       Yoursh
Robert    Colalella       Carol            Hogue         Melissa     McElhaney     Kerri        Scripko       Joanna     Zagorski
Melissa   Concannon       Robert           Hollein       Lori        McGregor      Marilyn      Scripko       Svetlana   Zaremba
Nadia     Conte           Shelley          Horton        Courtnie    McWithey      Charlene     Shaffer       Tracy      Zassick
Kevin     Coulter         Paul             Hoyson        Roberta     Mike          Holly        Sheridan      Wayne      Zerishnek
Carol     Courson         Brian            Hulme         Angela      Miller        Marie        Shinsky       Pamela     Zikeli
Carla     Crisman         Brenda           Hunt          Julia       Miller        Kristin      Shoaf         Charlotte  Zuschlag
Melissa   Cullum          Amie             Hunter        Roberta     Miller        Patricia     Shoaf
Sherri    Cummings        Cheryl           Jacoby*       Marianne    Mills         Carmie       Simeoni

*  2000   Employees of the Month
** 2000   Employee of the Year

              dedicated to the financial success of the company.

Office Locations
================================================================================

  ESB BANK, F.S.B.                      [MAP OF ESB BANK BRANCHES APPEARS HERE]
  ----------------

  Ellwood City
  600 Lawrence Avenue
  Ellwood City, PA 16117
  (724) 758-5584

  Aliquippa
  2301 Sheffield Road
  Aliquippa, PA 15001
  (724) 378-4436

  Ambridge
  506 Merchant Street
  Ambridge, PA 15003
  (724) 266-5002

  Beechview
  1609 Broadway Avenue
  Pittsburgh, PA 15216
  (412) 344-7211

  Brighton Heights
  3619 California Avenue
  Pittsburgh, PA 15212
  (412) 761-4994

  Center Township
  3531 Brodhead Road
  Monaca, PA 15061 (724)
  774-0332

  Coraopolis
  900 Fifth Avenue
  Coraopolis, PA 15108
  (412) 264-8862

  Fox Chapel
  1060 Freeport Road
  Pittsburgh, PA 15238
  (412) 782-6500

  Franklin Township
  1793 Mercer Road
  Ellwood City, PA 16117
  (724) 752-2500

  New Castle
  Route 65
  Lawrence Village Plaza
  New Castle, PA 16101
  (724) 654-7781

  North Shore
  One North Shore Center, Suite 120
  Pittsburgh, PA 15212
  (412) 231-0809

  Spring Hill
  Itin and Rhine Streets
  Pittsburgh, PA 15212
  (412) 231-0819

  Springdale
  849 Pittsburgh Street
  Springdale, PA 15144
  (724) 275-5879

  Troy Hill
  1706 Lowrie Street
  Pittsburgh, PA 15212
  (412) (412) 231-8238

  Wexford
  101 Wexford Bayne Road
  Wexford, PA 15090
  (724) 934-8989

  Zelienople
  Route 19, North Gate Plaza
  Zelienople, PA 16063
  (724) 452-6500

                           ESB FINANCIAL CORPORATION
                              600 Lawrence Avenue
                       Ellwood City, Pennsylvania 16117
                             Phone: (724) 758-5584